UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2012 AND 2011

Address:     No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2012 and 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of December 31, 2012 and 2011 of the investees, which were audited by the other independent auditors.  Our opinion, insofar as it related to the investment income amounted to NT$57 million and NT$376 million, which represented 0.71% and 4.01% of the consolidated income from continuing operations before income tax for the years ended December 31, 2012 and 2011, respectively, and the related long-term investment balances of NT$4,278 million and NT$4,396 million, which represented 1.52% and 1.57% of the total consolidated assets as of December 31, 2012 and 2011, respectively, are based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2012 and 2011,  and the consolidated results of their operations and their cash flows for the years ended December 31, 2012 and 2011, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

March 13, 2013

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,				As of December 31,
Assets	Notes	2012	2011	Liabilities and Stockholders' Equity	Notes	2012	2011
Current assets				Current liabilities
Cash and cash equivalents	2, 4(1)	$42,592,725	$49,070,128	Short-term loans	4(12)	$5,772,615	$9,411,877
Financial assets at fair value through profit or loss, current	2, 4(2)	655,994	695,931	Financial liabilities at fair value through profit or loss, current	2, 4(13)	767,605	741,531
Available-for-sale financial assets, current	2, 4(5)	4,330,880	5,124,780	Notes and accounts payable		6,265,920	5,010,222
Held-to-maturity financial assets, current	2	-	13,524	Income tax payable	2	1,191,790	514,977
Notes receivable	2, 3	25,308	74,572	Accrued expenses	2, 4(20)	10,782,582	9,756,579
Accounts receivable, net	2, 3, 4(3)	16,220,832	14,390,541	Payable on equipment		5,382,395	8,517,694
Accounts receivable-related parties, net	2, 3, 5	81,741	130,553	Current portion of long-term liabilities	2, 4(14), 4(15), 6	8,887,006	8,002,051
Other receivables	2, 3	836,234	724,563	Deferred income tax liabilities, current	2, 4(22)	16	32,985
Inventories, net	2, 4(4)	13,023,710	12,709,276	Other current liabilities		983,892	918,038
Prepaid expenses		1,929,401	804,789	Total current liabilities		40,033,821	42,905,954
Non-current assets held for sale	2	313,171	583
Deferred income tax assets, current	2, 4(22)	890,391	297,943	Long-term liabilities
Restricted assets		17,135	20,331	Bonds payable	2, 4(14)	21,932,193	11,984,404
Total current assets		80,917,522	84,057,514	Long-term loans	4(15), 6	10,222,620	9,110,982
				Total long-term liabilities		32,154,813	21,095,386
Funds and investments
Financial assets at fair value through profit or loss, noncurrent	2, 4(2)	72,706	119,711	Other liabilities
Available-for-sale financial assets, noncurrent	2, 4(5), 4(11)	15,116,740	18,835,224	Accrued pension liabilities	2, 4(16)	3,366,143	3,261,101
Financial assets measured at cost, noncurrent	2, 4(6), 4(11)	7,963,242	8,298,967	Deposits-in		153,745	105,617
Long-term investments accounted for under the equity method	2, 4(7), 4(11), 10(5)	11,792,007	11,275,894	Deferred income tax liabilities, noncurrent	2, 4(22)	32,304	35,908
Prepayment for long-term investments		34,803	44,392	Other liabilities-others		197,147	302,817
Total funds and investments		34,979,498	38,574,188	Total other liabilities		3,749,339	3,705,443
				Total liabilities		75,937,973	67,706,783
Property, plant and equipment	2, 4(8), 4(11), 6, 7
Land		2,112,483	2,065,194	Capital	2, 4(17), 4(18)
Buildings		25,957,299	26,631,417	Common stock		129,518,055	130,843,416
Machinery and equipment		595,789,472	559,032,330	Capital collected in advance		3,038	1,140
Transportation equipment		67,148	64,918	Additional paid-in capital	2, 4(7), 4(14), 4(18)
Furniture and fixtures		4,882,971	4,378,308	Premiums		44,043,498	44,499,645
Leasehold improvements		1,753,124	836,313	Treasury stock transactions		2,011,469	787,465
Total cost		630,562,497	593,008,480	Employee stock options		353,879	580,933
Less : Accumulated depreciation		(485,931,177)	(463,622,840)	Stock options		585,826	592,622
Less : Accumulated impairment		(4,621,310)	(3,115,991)	Retained earnings	2, 4(7), 4(20)
Add : Construction in progress and prepayments		18,844,025	23,054,651	Legal reserve		4,476,570	3,442,856
Property, plant and equipment, net		158,854,035	149,324,300	Unappropriated earnings		21,428,655	21,056,268
				Adjusting items in stockholders' equity	2, 4(5), 4(7), 4(17), 4(19)
Intangible assets				Cumulative translation adjustment		(5,725,284)	(2,268,792)
Trademarks	2	572	317	Unrealized gain or loss on financial instruments		10,717,489	14,424,891
Goodwill	2, 4(11)	50,863	50,863	Treasury stock		(4,963,389)	(6,223,357)
Other intangible assets	2, 4(9)	1,306,057	299,680	Total stockholders' equity of parent company		202,449,806	207,737,087
Total intangible assets		1,357,492	350,860
				Minority interests		2,571,139	4,387,876
Other assets				Total stockholders' equity		205,020,945	212,124,963
Deferred charges	2	1,523,909	1,513,157
Deferred income tax assets, noncurrent	2, 4(22)	828,256	2,993,953
Other assets-others	2, 4(10), 4(11), 6	2,498,206	3,017,774
Total other assets		4,850,371	7,524,884

Total assets		$280,958,918	$279,831,746	Total liabilities and stockholders' equity		$280,958,918	$279,831,746

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

For the years ended December 31,
Notes	2012	2011
Operating revenues	2, 5
Sales revenues	$113,503,713	$114,881,431
Less : Sales returns and discounts	(1,030,561)	(487,136)
Net Sales	112,473,152	114,394,295
Other operating revenues	3,201,611	2,308,428
Net operating revenues	115,674,763	116,702,723
Operating costs	2, 4(4), 4(16), 4(18), 4(21)
Cost of goods sold	(93,828,183)	(93,891,504)
Other operating costs	(2,434,995)	(1,525,238)
Operating costs	(96,263,178)	(95,416,742)
Gross profit	19,411,585	21,285,981
Unrealized intercompany profit	2	(89)	(360)
Realized intercompany profit	2	365	573
Gross profit-net	19,411,861	21,286,194
Operating expenses	2, 4(16), 4(18), 4(21)
Sales and marketing expenses	(2,748,753)	(3,369,589)
General and administrative expenses	(3,371,646)	(3,341,672)
Research and development expenses	(9,786,831)	(9,395,066)
Subtotal	(15,907,230)	(16,106,327)
Operating income	3,504,631	5,179,867
Non-operating income
Interest revenue	211,371	229,244
Investment gain accounted for under the equity method, net	2, 4(7)	718,527	-
Dividend income	1,021,699	1,715,111
Gain on disposal of property, plant and equipment	2	661,309	30,685
Gain on disposal of investments	2	5,345,609	1,688,016
Exchange gain, net	2	353,157	463,730
Gain on valuation of financial assets	2, 4(2)	49,319	-
Gain on valuation of financial liabilities	2, 4(13)	-	1,341,249
Other income	815,249	2,054,687
Subtotal	9,176,240	7,522,722
Non-operating expenses
Interest expense	2, 4(8)	(458,007)	(306,015)
Investment loss accounted for under the equity method, net	2, 4(7)	-	(312,261)
Other investment loss	-	(362)
Loss on disposal of property, plant and equipment	2	(30,706)	(8,542)
Financial expenses	(80,262)	(53,831)
Impairment loss	2, 4(11)	(3,369,694)	(2,246,490)
Loss on valuation of financial assets	2, 4(2)	-	(343,855)
Loss on valuation of financial liabilities	2, 4(13)	(667,160)	-
Other losses	(72,083)	(50,882)
Subtotal	(4,677,912)	(3,322,238)
Income from continuing operations before income tax	8,002,959	9,380,351
Income tax expense	2, 4(22)	(2,129,038)	(913,435)
Net income	$5,873,921	$8,466,916

Attributable to:
Stockholders of the parent	$7,819,448	$10,609,695
Minority interests	(1,945,527)	(2,142,779)
Net income	$5,873,921	$8,466,916

Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(23)
Net income attributable to stockholders of the parent	$0.79	$0.62	$0.92	$0.84

Earnings per share-diluted (NTD)	2, 4(23)
Net income attributable to stockholders of the parent	$0.75	$0.59	$0.87	$0.81

The accompanying notes are an integral part of the consolidated financial statements.

		Capital		Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Notes	Common Stock	Collected in Advance		Legal Reserve	Unappropriated Earnings				Minority Interests
Balance as of January 1, 2011	4(17)	$129,879,123	$-	$45,048,975	$1,064,881	$27,130,678	$(5,279,000)	$27,715,983	$(6,223,357)	$5,798,746	$225,136,029
Appropriation and distribution of 2010 retained earnings	4(20)
Legal reserve		-	-	-	2,377,975	(2,377,975)	-	-	-	-	-
Cash dividends		-	-	-	-	(14,033,575)	-	-	-	-	(14,033,575)
Net income in 2011		-	-	-	-	10,609,695	-	-	-	(2,142,779)	8,466,916
Compensation cost of employee stock options	2, 4(18)	-	-	213,639	-	-	-	-	-	-	213,639
Treasury stock sold to employees	2, 4(17), 4(19)	-	-	599,139	-	-	-	-	-	-	599,139
Embedded conversion options derived from convertible bonds	2, 4(14)	-	-	679,612	-	-	-	-	-	-	679,612
Derecognise convertible bonds		-	-	(137,088)	-	-	-	-	-	-	(137,088)
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	-	-	(103)	-	-	-	-	-	-	(103)
Adjustment of funds and investments disposal	2	-	-	-	-	-	(5)	-	-	-	(5)
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(272,555)	-	-	-	-	(272,555)
Cash dividends allocated to subsidaries	2	-	-	17,874	-	-	-	-	-	-	17,874
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	(10,470,556)	-	-	(10,470,556)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(2,820,536)	-	-	(2,820,536)
Exercise employee stock options	2, 4(17), 4(18)	964,293	1,140	38,617	-	-	-	-	-	-	1,004,050
Changes in cumulative translation adjustment	2	-	-	-	-	-	3,010,213	-	-	-	3,010,213
Changes in minority interests		-	-	-	-	-	-	-	-	731,909	731,909
Balance as of December 31, 2011	4(17)	130,843,416	1,140	46,460,665	3,442,856	21,056,268	(2,268,792)	14,424,891	(6,223,357)	4,387,876	212,124,963
Appropriation and distribution of 2011 retained earnings	4(20)
Legal reserve		-	-	-	1,033,714	(1,033,714)	-	-	-	-	-
Cash dividends		-	-	-	-	(6,316,435)	-	-	-	-	(6,316,435)
Net income in 2012		-	-	-	-	7,819,448	-	-	-	(1,945,527)	5,873,921
Treasury stock retired	2, 4(17), 4(19)	(1,579,344)	-	319,376	-	-	-	-	1,259,968	-	-
Compensation cost of employee stock options	2, 4(18)	-	-	77,643	-	-	-	-	-	-	77,643
Treasury stock sold to employees	2, 4(17), 4(19)	-	-	125,120	-	-	-	-	-	-	125,120
Derecognise convertible bonds		-	-	(6,403)	-	-	-	-	-	-	(6,403)
Adjustment of funds and investments disposal	2	-	-	-	-	-	216	-	-	-	216
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(96,912)	-	-	-	-	(96,912)
Cash dividends allocated to subsidaries	2	-	-	8,036	-	-	-	-	-	-	8,036
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	(1,526,507)	-	-	(1,526,507)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(2,180,895)	-	-	(2,180,895)
Exercise employee stock options	2, 4(17), 4(18)	253,983	1,898	10,235	-	-	-	-	-	-	266,116
Changes in cumulative translation adjustment	2	-	-	-	-	-	(3,456,708)	-	-	-	(3,456,708)
Changes in minority interests		-	-	-	-	-	-	-	-	128,790	128,790
Balance as of December 31, 2012	4(17)	$129,518,055	$3,038	$46,994,672	$4,476,570	$21,428,655	$(5,725,284)	$10,717,489	$(4,963,389)	$2,571,139	$205,020,945

Note: Directors' remuneration and employee bonus amounted to NT$9 million and NT$1,618 million, respectively, were expensed in 2011.
Directors' remuneration and employee bonus amounted to NT$21 million and NT$2,477 million, respectively, were expensed in 2010.

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2012	2011
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$7,819,448	$10,609,695
Net loss attributable to minority interests	(1,945,527)	(2,142,779)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	35,011,412	31,915,068
Amortization	726,163	455,731
Bad debt expenses (reversal)	(12,059)	578,805
Donation income	-	(691,611)
Loss on decline in market value, scrap and obsolescence of inventories	533,778	1,754,699
Cash dividends received under the equity method	85,635	305,396
Investment loss (gain) accounted for under the equity method	(718,527)	312,261
Loss (Gain) on valuation of financial assets and liabilities	617,841	(997,394)
Impairment loss	3,369,694	2,246,490
Gain on disposal of investments	(5,345,609)	(1,688,016)
Loss on other investment	26,790	-
Gain on disposal of property, plant and equipment	(630,603)	(22,143)
Gain on disposal of non-current assets held for sale	-	(193,855)
Gain on reacquisition of bonds	(105,106)	(167,311)
Amortization of bond discounts	338,217	300,389
Amortization of administrative expenses from syndicated loans	4,606	4,051
Exchange loss (gain) on financial assets and liabilities	(117,602)	77,874
Exchange loss (gain) on long-term liabilities	(122,609)	188,531
Exchange gain on capital reduction of long-term investments accounted for under the equity method	(232,820)	-
Exchange gain on disposal of non-current assets held for sale	(279)	(767)
Amortization of deferred income	(101,248)	(98,940)
Stock-based payment	195,905	796,253
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	80,909	(140,618)
Notes receivable and Accounts receivable	(1,881,414)	3,762,332
Other receivables	43,833	(124,682)
Inventories	(1,008,090)	(1,250,546)
Prepaid expenses	(645,350)	65,796
Deferred income tax assets and liabilities	1,287,855	469,352
Notes and accounts payable	1,341,039	(2,054,788)
Accrued expenses	1,418,049	(2,811,033)
Other current liabilities	183,892	12,722
Accrued pension liabilities	110,826	(32,378)
Other liabilities-others	206,070	215,216
Net cash provided by operating activities	40,535,119	41,653,800

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(22,220)	(85,451)
Proceeds from disposal of financial assets at fair value through profit or loss	-	29,656
Acquisition of available-for-sale financial assets	(600,226)	(98,188)
Proceeds from disposal of available-for-sale financial assets	4,888,442	3,103,136
Acquisition of financial assets measured at cost	(1,287,971)	(1,517,080)
Proceeds from disposal of financial assets measured at cost	881,985	409,240
Acquisition of long-term investments accounted for under the equity method	(281,695)	(3,325,272)
Proceeds from disposal of long-term investments accounted for under the equity method	1,705	119,643
Proceeds from maturity of held-to-maturity financial assets	13,524	-
Prepayment for long-term investments	-	(43,921)
Proceeds from capital reduction and liquidation of investments	275,377	251,584
Net cash received (paid) from acquisition of subsidiaries	(1,525)	29,350
Net cash paid for disposal of subsidiaries	(241,261)	(93,668)
Acquisition of minority interests	-	(111,533)
Acquisition of property, plant and equipment	(52,185,910)	(53,326,115)
Proceeds from disposal of property, plant and equipment	1,160,719	44,962
Proceeds from disposal of non-current assets held for sale	-	594,738
Acquisition of non-current assets held for sale	(313,171)	-
Increase in deferred charges	(631,439)	(392,956)
Acquisition of intangible assets	(762,818)	(287,203)
Decrease in restricted assets	27,218	4,806
Increase in other assets-others	(69,147)	(425,788)
Net cash used in investing activities	(49,148,413)	(55,120,060)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2012	2011
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans	$(3,544,490)	$5,294,899
Proceeds from long-term loans	17,062,355	7,861,160
Repayments of long-term loans	(13,942,144)	(3,457,383)
Proceeds from bonds issued	10,000,000	14,423,000
Bond issuance costs	(12,830)	(67,322)
Reacquisition of bonds	(139,408)	(1,725,732)
Cash dividends	(6,316,420)	(14,015,701)
Exercise of employee stock options	266,116	1,004,050
Proceeds from disposal of treasury stock	4,207	15,071
Increase in deposits-in	55,202	81,722
Increase in minority stockholders	155,161	509,225
Net cash provided by financing activities	3,587,749	9,922,989
Effect of exchange rate changes on cash and cash equivalents	(1,451,858)	1,342,294
Net decrease in cash and cash equivalents	(6,477,403)	(2,200,977)
Cash and cash equivalents at beginning of period	49,070,128	51,271,105
Cash and cash equivalents at end of period	$42,592,725	$49,070,128

Supplemental disclosures of cash flow information:
Cash paid for interest	$359,643	$262,459
Less: Cash paid for capitalized interest	(91,215)	(72,495)
Cash paid for interest excluding capitalized interest	$268,428	$189,964
Cash paid for income tax	$105,824	$1,452,646

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$49,075,663	$49,286,693
Discount on property, plant and equipment	(6,945)	(58,110)
Add: Payable at beginning of period	8,517,694	12,620,481
Less: Payable at end of period	(5,382,395)	(8,517,694)
Less: Effect of disposal of subsidiaries	(18,107)	(5,255)
Cash paid for acquiring property, plant and equipment	$52,185,910	$53,326,115

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.  HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of December 31, 2012 and 2011 were 15,624 and 15,820, respectively.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Guidelines  Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

a.  Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements.  (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method” (R.O.C. SFAS 25), in which goodwill is not subject to amortization.

b.  The consolidated entities are as follows:

As of December 31, 2012

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	8.79
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.80
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00

Investor	Subsidiary	Business nature	Percentage of ownership (%)
TLC	TOPCELL	Solar power cell manufacturing and sale	8.79
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	89.38
NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	74.69
NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	72.04
NBI	TOPCELL	Solar power cell manufacturing and sale	48.53
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

As of December 31, 2011

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Marketing support activities	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	NBI	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	100.00
UMC	UMCJ	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	TOPCELL	Solar power cell manufacturing and sale	8.81
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.81
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD. (NOTE A)	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	TOPCELL	Solar power cell manufacturing and sale	8.81
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	GREEN FIELD (SAMOA) LIMITED (NOTE B)	Investment holding	100.00
NBI	TERA ENERGY	Energy Technical Services	100.00
NBI	EVERRICH	Solar engineering integrated design services	90.61

Investor	Subsidiary	Business nature	Percentage of ownership (%)
NBI	UNISTARS	High brightness LED packages	72.83
NBI	WAVETEK	GaAs Foundry service	72.16
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE C)	LED lighting manufacturing and sale	55.25
NBI	TOPCELL	Solar power cell manufacturing and sale	48.66
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED (NOTE C)	Investment holding	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA)) (NOTE C)	Investment holding	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI (NOTE C)	LED lighting manufacturing and sale	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00
EVERRICH	SMART ENERGY	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED (NOTE B)	Investment holding	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED (NOTE D)	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED (NOTE D)	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD. (NOTE D)	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

Note A:  On December 21, 2012, ECP VITA LTD. has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day.  ECP VITA LTD. is not included as a consolidated subsidiary as of December 31, 2012.

Note B:  On November 15, 2012, GREEN FIELD (SAMOA) LIMITED has filed for dissolution.  The Company ceased using the equity method from that day.  GREEN FIELD (SAMOA) LIMITED and its subsidiaries are not included as consolidated entities as of December 31, 2012.

Note C:  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day.  UNITED LIGHTING and its subsidiaries are not included as a consolidated subsidiary as of December 31, 2012.

Note D:  On August 22, 2012, NEWENERGY HOLDING LIMITED has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day.  NEWENERGY HOLDING LIMITED and its subsidiaries are not included as a consolidated subsidiary as of December 31, 2012.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods.  The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income.  Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income.  Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated stockholders’ equity.  Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and weighted average exchange rates for profit and loss accounts.  The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less and re-purchase agreements.

Financial Assets and Financial Liabilities

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, available-for-sale financial assets or held-to-maturity financial assets.  Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability.  Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.  Financial assets and financial liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated as fair value through profit or loss.

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

If an entity is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the subsequent balance sheet dates, the entire hybrid contract is designated as either a financial asset or liability at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated  statements of income.  Stock of listed companies, bonds, and closed-end funds are measured at closing prices as of the balance sheet date.  Open-end funds are measured at the unit price of the net assets as of the balance sheet date.  The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b.  Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost.  When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

c.  Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables.  Subsequent measurement is calculated at fair value.  Investments in listed companies are measured at closing prices as of the balance sheet date.  Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated  stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated  statements of income.

The Company recognizes an impairment loss when objective evidence of impairment exists.  Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated  stockholders’ equity.  The impairment loss of a debt security may be reversed and recognized in the consolidated  statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

d. Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity financial assets if the Company has both the positive intention and ability to hold the financial assets to maturity.  Investments intended to be held to maturity are measured at amortized cost.

The Company recognizes an impairment loss if objective evidence of impairment loss exists.  However, the impairment loss may be reversed if the value of asset recovers subsequently and the Company concludes the recovery is related to improvements in events or factors that originally caused the impairment loss.  The new cost basis as a result of the reversal cannot exceed the amortized cost prior to the impairment.

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis.  Other receivables are any receivable not classified in notes and accounts receivable category.  When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values.  After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

The Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Non-current Assets Held for Sale

Non-current assets that are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to be sold within one year are classified as non-current assets held for sale.  A held for sale non-current asset is measured at the lower of its carrying amount or fair value less costs to sell and is recorded separately on the balance sheet.  No further amortization or depreciation will be recorded once an asset is classified as held for sale.

Impairment losses of non-current assets held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period.  A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the total amount of the accumulated impairment loss and the amount allowed to be reversed in accordance with the R.O.C. SFAS No. 35, “Impairment of Assets” (R.O.C. SFAS 35).

Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method.  The difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date is amortized and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. SFAS 25, in which goodwill is not subject to amortization.

Investment in jointly controlled entity is accounted for under the equity method.

When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is available on the additional paid-in capital.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

If the balance of the additional paid-in capital is less than the amount needed, the excess would be charged to the retained earnings.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties.  Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties.  Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.

The total value of an investment and advances after recognition of the investment losses cannot be negative.  If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share.  If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee.  In accordance with R.O.C. SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments.  Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment.  Dividends received in subsequent years are recorded in accordance with R.O.C. SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost.  Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.  Maintenance and repairs are charged to expense as incurred.  Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives.  Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense.  Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3～55 years
Machinery and equipment	2~11 years
Transportation equipment	4～7 years
Furniture and fixtures	2～20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

a.  Trademarks are stated at cost and amortized over 10 years on a straight-line basis.

b.  Goodwill generated from business combinations is not subject to amortization. After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses.  Whenever impairment indicators exist or at least annually, the Company completes the goodwill impairment test to determine whether goodwill is impaired.  Goodwill impairment shall not be reversed once recognized.

c.  Other intangible assets are mainly the technology license fee and land-use right which are stated at cost.  The Company completes the impairment test for technology license fee at least annually before expected benefits are consume by the Company.  When expected benefits of technology license fee can be consumed by the Company, the technology license fee is amortized over estimated economic life on a straight-line basis and land-use right is amortized over 25 years on a straight-line basis.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology
Software	1~6 years

Bonds

Transaction costs related to the issuance of the bonds were allocated to liability and equity components of bonds in proportion to the allocation of the proceeds.  For subsequent measurement of the liability components, the host contract is accounted for at amortized cost using the effective interest method.  If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense.  Any embedded derivative instruments that are considered liability components and not clearly and closely related to the host debt instrument are measured at fair value and changes in fair value are recognized as a gain or loss on the valuation of the financial liability.  The equity component is measured as the residual amount after deducting the fair value of the liability component at date of issuance from the proceeds received and is not subsequently remeasured.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded call or put option are clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were not recognized separately.

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums.  No gain or loss is recognized upon bond conversion.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds within 12 months of the bonds become exchangeable.  In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a long-term liability if it meets the definition of a long-term liability in all other respects.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company.  Therefore, fund assets are not to be included in the Company’s financial statements.  Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of  the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with R.O.C. SFAS No.18, “Accounting for Pension”.  Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation.  Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration.  UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072.  For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39)

Employee Bonus and Remunerations Paid to Directors and Supervisors

Employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.

Treasury Stock

In accordance with R.O.C. SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method.  The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital.  The Company’s stock held by its subsidiaries is also treated as treasury stock.  Cash dividends received by subsidiaries from UMC are recorded as additional paid-in capital-treasury stock transactions.

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by  Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service  has been delivered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.  Most of the Company’s sales transactions have shipping terms of Free Carrier (FCA), by which title and the risk of loss or damage for the shipment are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability.  Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development  expenditures are charged to expenses as incurred.

Capital Expenditure versus Operating Expenditure

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax  allocation.  The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits.  A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

According to R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006.  Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA.  The  IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations.  The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to R.O.C. SFAS No. 24, “Earnings Per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues that are approved in the stockholders’ meetings prior to 2008.

Asset Impairment

Pursuant to R.O.C. SFAS 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date.  If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable.  The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.  For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished.  If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated.  If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss.  The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts.  The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

Operating Segment Information

An operating  segment is a component of an entity that has the following characteristics:

a.  Engaging  in business activities from which it may earn revenues and incur expenses;

b.  Whose  operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.  For  which discrete financial information is available.

3.  ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS 34.  This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the year ended December 31, 2011.

Operating Segment Information

Effective January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the year ended December 31, 2011.

4.  CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   CASH AND CASH EQUIVALENTS

	As of December 31,
	2012	2011
Cash
Cash on hand	$3,971	$4,470
Checking and savings accounts	10,656,261	13,795,814
Time deposits	27,347,736	31,737,840
Subtotal	38,007,968	45,538,124

Cash equivalents	4,584,757	3,532,004
Total	$42,592,725	$49,070,128

(2)   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2012	2011
Current
Listed stocks	$256,685	$202,081
Corporate bonds	399,309	493,850
Subtotal	655,994	695,931

Noncurrent
Preferred stocks	29,026	26,295
Convertible bonds	43,680	93,416
Subtotal	72,706	119,711
Total	$728,700	$815,642

During the years ended December 31, 2012 and 2011, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a gain of NT$45 million and a loss of NT$324 million, respectively.

(3)   ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2012	2011

Accounts receivable

	$17,426,163	$15,235,258

Less: Allowance for sales returns and discounts

	(592,043)	(165,000)

Less: Allowance for doubtful accounts

	(613,288)	(679,717)
Net	$16,220,832	$14,390,541

(4)   INVENTORIES, NET

	As of December 31,
	2012	2011

Raw materials

	$1,847,533	$2,389,760

Supplies and spare parts

	2,142,737	2,281,665

Work in process

	9,369,975	7,784,470

Finished goods

	2,567,077	3,209,746

Total

	15,927,322	15,665,641

Less: Allowance for loss on decline in market value and obsolescence

	(2,903,612)	(2,956,365)
Net	$13,023,710	$12,709,276

a.  The Company recognized losses of NT$7 million and NT$1,390 million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the years ended December 31, 2012 and 2011, respectively.

b.  Inventories were not pledged.

(5)   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of December 31,

2012

2011

Current

Common stocks	$4,330,880	$5,124,780

Noncurrent

Common stocks	14,703,506	18,767,614
Depositary receipts	299,908	37,400
Funds	113,326	30,210
Subtotal	15,116,740	18,835,224
Total	$19,447,620	$23,960,004

During the years ended December 31, 2012 and 2011, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$1,172 million and a loss of NT$10,478 million, respectively.  Additionally, the Company recognized gains of NT$4,784 million and NT$1,492 million due to the disposal of available-for-sale assets during the years ended December 31, 2012 and 2011, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6)   FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of December 31,

2012

2011

Common stocks

	$5,378,876	$5,949,533

Preferred stocks

	2,160,748	1,898,072

Funds

	423,618	451,362
Total	$7,963,242	$8,298,967

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008 and 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of FIRST INTERNATIONAL TELECOM and E-ONE were removed on April 25, 2011 and August 31, 2012, respectively.

(7)   LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.  Details of long-term investments accounted for under the equity method are as follows:

	As of December 31,
	2012		2011
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note A)	$78,639	4.21	$87,501	4.25

Unlisted companies
NEWENERGY HOLDING LIMITED (NEWENERGY) (Note B)	185,143	100.00	-	-
ECP VITA LTD. (Note C)	-	100.00	-	-
ASEPOWER 1 S.R.L. (Note D)	-	75.00	-	-
MOS ART PACK CORP. (MAP) (Note E)	238,373	72.98	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note F)	12,493	55.25	-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note D)	688,008	50.00	725,381	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note D)	45,647	50.00	45,573	50.00
ACHIEVE MADE INTERNATIONAL LTD.	55,730	49.38	42,909	44.06
LIST EARN ENTERPRISE INC.	9,616	49.00	9,688	49.00
ALLIANCE OPTOTEK CORP.	16,547	47.99	77,545	47.99
MTIC HOLDINGS PTE. LTD.	189,012	45.44	214,918	46.49
YUNG LI INVESTMENTS, INC.	206,507	45.16	213,558	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,458,458	45.00	1,298,748	45.00
UNITED LED CORPORATION HONG KONG LIMITED	404,409	45.00	593,479	45.00
UNITECH CAPITAL INC.	667,781	42.00	700,433	42.00
LTI REENERGY CO., LTD. (LTI) (Note D)	4,264	40.00	2,918	40.00
HSUN CHIEH INVESTMENT CO., LTD.	2,673,856	36.49	2,749,884	36.49
UC FUND II	52,304	35.45	36,584	35.45

	As of December 31,
	2012		2011
Investee Companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
BEST ELITE INTERNATIONAL LIMITED (Note G, H)	$3,776,610	35.03	$3,141,108	34.90
EXOJET TECHNOLOGY CORP.	95,911	33.10	104,138	33.40
CTC CAPITAL PARTNERS I, L. P.	124,492	31.40	127,784	31.40
UNIMICRON HOLDING LIMITED	651,845	21.93	626,242	21.93
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note I)	57,721	12.50	59,984	12.50
TRANSLINK CAPITAL PARTNERS I, L. P. (Note I)	98,641	10.38	120,097	10.38
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING)	-	-	4,080	49.00
SOLAR GATE TECHNOLOGY CO., LTD.	-	-	39,417	32.73
HIGH POWER LIGHTING CORP.	-	-	15,552	20.24
Subtotal	11,713,368		11,188,393
Total	$11,792,007		$11,275,894

Note A:  The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013.  The Company determined it should apply the equity method to CRYSTALWISE because it was considered to have the significant influence according to Statements of Financial Accounting Standards through common Chairman of the Board.

Note B:  On August 22, 2012, NEWENERGY has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of December 31, 2012.

Note C:  On December 21, 2012, ECP VITA LTD. has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of December 31, 2012.

Note D: The Company uses the equity method to account for its investment in ASEPOWER 1 S.R.L., SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and LTI, which are jointly controlled entities.

Note E: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of December 31, 2012.

Note F:  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of December 31, 2012.

Note G: Not until March 2005 did the Company receive an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian).  The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite.  The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer.  Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance.  While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof unless Company received approval from the Investment Commission.  In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years.  In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note H).  Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530).  With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006.  Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 23 million on the day of transfer, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note H: On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite.  In June 2011, the Company filed an application on the 15.34% donated shares (in trust as described above) as well as 20.41% of the preferred shares of Best Elite based on the said shareholders’ offering.

Such purchase of 20.41% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite ordinary shares placed in trust.  Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership in Best Elite to 34.90%.  The Company accounts for its investment as a long term investment under the equity method in accordance with R.O.C. SFAS No.5, “Long-term investments under equity method”.

Note I:   The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

b. The change of investees’ equity was charged to the Company’s equity.  For the years ended December 31, 2012 and 2011, the changes charged to additional paid-in capital were decreases of NT$0 and NT$0.1 million, respectively, and the changes charged to retained earnings were decreases of NT$97 million and NT$273 million, respectively.

c.  Total gains (losses) arising from investments accounted for under the equity method were a gain of NT$719 million and a loss of NT$312 million for the years ended December 31, 2012 and 2011, respectively.  Investment income amounted to NT$57 million and NT$376 million for the years ended December 31, 2012 and 2011, respectively, and the related long-term investment balances of NT$4,278 million and NT$4,396 million as of December 31, 2012 and 2011, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d.  The long-term equity investments were not pledged.

(8)   PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2012
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,112,483	$-	$(251,140)	$1,861,343
Buildings	25,957,299	(12,304,809)	(1,639,288)	12,013,202
Machinery and equipment	595,789,472	(469,573,758)	(2,707,998)	123,507,716
Transportation equipment	67,148	(50,426)	(38)	16,684
Furniture and fixtures	4,882,971	(3,527,649)	(22,846)	1,332,476
Leasehold improvement	1,753,124	(474,535)	-	1,278,589
Construction in progress and prepayments	18,844,025	-	-	18,844,025
Total	$649,406,522	$(485,931,177)	$(4,621,310)	$158,854,035

	As of December 31, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,065,194	$-	$(291,757)	$1,773,437
Buildings	26,631,417	(11,617,004)	(1,061,634)	13,952,779
Machinery and equipment	559,032,330	(448,545,567)	(1,748,713)	108,738,050
Transportation equipment	64,918	(51,854)	-	13,064
Furniture and fixtures	4,378,308	(3,207,917)	(13,887)	1,156,504
Leasehold improvement	836,313	(200,498)	-	635,815
Construction in progress and prepayments	23,054,651	-	-	23,054,651
Total	$616,063,131	$(463,622,840)	$(3,115,991)	$149,324,300

a.  Total interest expense before capitalization amounted to NT$755 million and NT$554 million for the years ended December 31, 2012 and 2011, respectively.

Details of capitalized interest are as follows:

	For the years ended December 31,
	2012	2011
Land	$143	$-
Buildings	7,516	78
Machinery and equipment	288,987	245,844
Furniture and fixtures	13	1,661
Others	35	100
Total interest capitalized	$296,694	$247,683

Interest rates applied	0.17%~2.29%	1.02%~2.80%

b.  Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)   OTHER INTANGIBLE ASSETS

	For the year ended December 31, 2012
	Beginning Balance	Increase	Decrease	Ending Balance
Cost
Technology license fee	$-	$1,344,681	$-	$1,344,681
Land-use right and others	301,691	38,793	(311,067)	29,417
Subtotal	301,691	1,383,474	(311,067)	1,374,098
Accumulated amortization
Technology license fee	-	(67,234)	-	(67,234)
Land-use right and others	(2,011)	(4,499)	5,703	(807)
Subtotal	(2,011)	(71,733)	5,703	(68,041)
Total	$299,680	$1,311,741	$(305,364)	$1,306,057

	For the year ended December 31, 2011
	Beginning Balance	Increase	Decrease	Ending Balance
Cost
Land-use right and others	$-	$301,691	$-	$301,691
Accumulated amortization
Land-use right and others	-	(2,011)	-	(2,011)
Total	$-	$299,680	$-	$299,680

(10) OTHER ASSETS-OTHERS

	As of December 31,
	2012	2011
Leased assets	$997,579	$1,011,383
Deposits-out	1,383,327	1,349,528
Long-term prepayment	20,460	532,200
Others	96,840	124,663
Total	$2,498,206	$3,017,774

Please refer to Note 6 for Deposits-out pledged as collateral.

(11) IMPAIRMENT LOSS

	For the years ended December 31,
	2012	2011
Available-for-sale financial assets, noncurrent	$228,200	$34,560
Long-term investments accounted for under the equity method	223,695	105,115
Financial assets measured at cost, noncurrent	578,612	570,725
Property, plant and equipment	2,258,630	1,238,877
Goodwill	-	286,007
Other assets-others	80,557	11,206
Total	$3,369,694	$2,246,490

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$1,111 million and NT$722 million for its available-for-sale financial assets, noncurrent,  long-term investments accounted for under the equity method, financial assets measured at cost, noncurrent and other assets-others, respectively, for the years ended December 31, 2012 and 2011.  As of December 31, 2012 and 2011, the Company identified indicators of impairment at subsidiaries due to its net operating profit being lower than expected.  The Company determined that goodwill and certain fixed assets would not generate expected future cash flows.  The Company determined the recoverable amounts of these assets based on the fair values less costs to sell.  The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount.  After considering the relevant objective evidence, the Company recorded an impairment loss of NT$2,259 million and NT$1,525 million for the years ended December 31, 2012 and 2011, respectively.

(12) SHORT-TERM LOANS

As of December 31,

	2012	2011
Unsecured bank loans	$5,772,615	$9,411,877

	For the years ended December 31,
	2012	2011
Interest rates	0.55%~2.98%	0.54%~2.82%

The Company’s unused short-term lines of credits amounted to NT$8,293 million and NT$19,609 million as of December 31, 2012 and 2011, respectively.

(13) FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of December 31,
	2012	2011
Derivatives embedded in exchangeable bonds	$767,605	$741,531

During the years ended December 31, 2012 and 2011, net gains (losses) arising from financial liabilities at fair value through profit or loss were a loss of NT$643 million and a gain of NT$1,293 million, respectively.

(14) BONDS PAYABLE

	As of December 31,
	2012	2011
Unsecured exchangeable bonds payable	$4,651,323	$6,125,110
Unsecured convertible bonds payable	12,278,461	12,420,903
Unsecured domestic bonds payable	10,000,000	-
Less: Discounts on bonds payable	(705,431)	(1,141,225)
Total	26,224,353	17,404,788
Less: Current or exchangeable portion	(4,292,160)	(5,420,384)
Net	$21,932,193	$11,984,404

A. On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.  Issue Amount: US$127.2 million

b.  Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemdption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.  Terms of Exchange

i.   Underlying Securities: Common shares of Unimicron

ii.  Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD45.0059 per share on December 31, 2012.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the exchange right before maturity; or

iii. The bonds shall have been redeemed or purchased by UMC and cancelled.

B. On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.  Issue Amount: US$80 million

b.  Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.  Terms of Exchange

i.   Underlying Securities: Common shares of Novatek

ii.  Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii. Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD 91.1045 per share on December 31, 2012.

e.  Exchange of the Bonds

As of December 31, 2012, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$43 million into Novatek shares.  Gains arising from the exercise of exchange rights during the year ended December 31, 2012 amounted NT$1,522 million and was recognized as gain on disposal of investment.

f.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the exchange right before maturity; or

iii. The bonds shall have been redeemed or purchased by UMC and cancelled.

C. On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a   Issue Amount: US$500 million

b.  Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.  Redemption:

i.   UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.  UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii. UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv. All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.  Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

vi. In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.  Terms of Conversion

i.   Underlying Securities: ADS of UMC

ii.  Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii. Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD 3.3402 per ADS on December 31, 2012.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36, “Financial Instruments: Disclosure and Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D. In early June, 2012, UMC issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity.

E. Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$4,651,323
2016	12,278,461
2017 and thereafter	10,000,000
Total	$26,929,784

(15) LONG-TERM LOANS

a.  Details of long-term loans are as follows:

Lender	As of December 31, 2012	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$233,333	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,347,338	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid by 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	542,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	175,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid by 8 semiannually payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	924,705	Effective June 30, 2011 to June 30, 2016, with the first payment due on the first anniversary date of the loan. Principal is repaid by 17 quarterly payments with interest payments due monthly.

Lender	As of December 31, 2012	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (2)	$58,853

Effective August 1, 2012 to August 1, 2017. Interest-only payment for the 3 quarters of the first year. Principal is repaid by 17 quarterly payments (begin from the 4th quarter of the first year) with interest payments due monthly.

Secured Long- Term Loan from Taiwan Cooperative Bank	149,000

Effective May 25, 2012 to May 25, 2017. Interest-only payment for the 3 quarters of the first year. Principal is repaid by 17 quarterly payments (begin from the 4th quarter of the first year) with interest payments due monthly.

Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	750,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long- Term Loan from Bank of Taiwan	400,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	3,692,308	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	12,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	50,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Long- Term Loan from E. Sun Bank	300,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	2,500,000	Settlement due on August 30, 2016 and interest is paid monthly.

Lender	As of December 31, 2012	Redemption
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	$1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taiwan Cooperative Bank	300,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	14,820,537
Less: Administrative expenses from syndicated loans	(3,071)
Less: Current portion	(4,594,846)
Total	$10,222,620
	For the year ended December 31, 2012
Interest Rates	1.24%~2.51%

Lender	As of December 31, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan(1)	$466,667	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan(2)	1,437,160	Repayable quarterly from October 13, 2012 to July 13, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.

Lender	As of December 31, 2011	Redemption
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	$1,050,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	1,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	62,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	150,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	500,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	11,700,327
Less: Administrative expenses from syndicated loans	(7,678)
Less: Current portion	(2,581,667)
Total	$9,110,982

	For the year ended December 31, 2011
Interest Rates	1.14%~2.30%

Note A: UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016.  As of December 31, 2012 and 2011, the unused line of credit was NT$0 and NT$ 1 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016.  As of December 31, 2012 and 2011, the unused line of credit was NT$2 billion and NT$2.5 billion respectively.

b.  The long-term loans on December 31, 2012 will be repaid by installments with the last payment on December 24, 2017.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2013	$4,594,846
2014	2,990,554
2015	2,323,887
2016	4,450,002
2017	461,249
Total	$14,820,538

c.  Please refer to Note 6 for property, plant and equipment pledged as collateral for long- term loans.

(16) PENSION PLAN

a.  The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005 and a total of NT$522 million and NT$503 million were contributed by the Company for the years ended December 31, 2012 and 2011, respectively.  Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the years ended December 31, 2012 and 2011, the Company made contributions of NT$193 million and NT$165 million, respectively.

b.  The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year.  The total units shall not exceed 45 units.  In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee.  The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

c.  Change in benefit obligation during the year:

	For the years ended December 31,
	2012	2011
Projected benefit obligation at beginning of year	$(6,082,644)	$(5,938,668)
Service cost	(83,084)	(107,189)
Interest cost	(109,236)	(107,813)
Benefits paid	106,322	58,482
Gain (Loss) on projected benefit obligation	(414,980)	94,765
Exchange gain (loss)	143,862	(82,221)
Projected benefit obligation at end of year	$(6,439,760)	$(6,082,644)

d. Change in pension assets during the year:

	For the years ended December 31,
	2012	2011
Fair value of plan assets at beginning of year	$2,276,883	$2,118,193
Actual return on plan assets	35,637	(19,379)
Contributions from employer	158,870	167,837
Benefits paid	(106,322)	(58,482)
Exchange gain (loss) and others	(115,806)	68,714
Fair value of plan assets at end of year	$2,249,262	$2,276,883

e.  The funding status of the pension plan is as follows:

	As of December 31,
	2012	2011
Benefit obligation
Vested benefit obligation	$(1,152,480)	$(1,038,313)
Non-vested benefit obligation	(2,728,767)	(2,451,362)
Accumulated benefit obligation	(3,881,247)	(3,489,675)
Effect from projected salary increase	(2,558,513)	(2,592,969)
Projected benefit obligation	(6,439,760)	(6,082,644)
Fair value of plan assets	2,249,262	2,276,883
Funded status	(4,190,498)	(3,805,761)
Unrecognized net transitional benefit obligation	1,119	1,243
Unrecognized loss	712,925	553,642
Prior service cost	-	(10,224)
Adjustment required to recognize minimum liabilities	-	(1)
Accrued pension liabilities recognized on the consolidated balance sheet	$(3,476,454)	$(3,261,101)

f.  The components of the net periodic pension cost are as follows:

	For the years ended December 31,
	2012	2011
Service cost	$83,084	$107,189
Interest cost	109,236	107,813
Expected return on plan assets	(61,935)	(50,128)
Amortization of unrecognized transitional net benefit obligation	124	124
Amortization of unrecognized pension loss (gain)	212,257	13,664
Amortization of prior service cost	(8,816)	(46,513)
Others	52,528	(1,371)
Net periodic pension cost	$386,478	$130,778

The actuarial assumptions underlying are as follows:

	For the year ended December 31, 2012
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.75%	1.75%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.75%	1.75%	4.78%

	For the year ended December 31, 2011
	UMC	FORTUNE	UMC JAPAN
Discount rate	1.90%	2.00%	2.00%
Rate of salary increase	4.00%	3.00%	2.55%
Expected return on plan assets	1.90%	2.00%	3.20%

(17) CAPITAL STOCK

a.  UMC had 26,000 million common shares authorized to be issued, and 13,084   million shares were issued as of December 31, 2011, each at a par value of NT$10.

b.  UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2011.  One ADS represents five common shares.

c.  Among the employee stock options issued by UMC on June 19, 2009, 96,544 thousand options were exercised during the year ended December 31, 2011.  The issuance process for 96,430 thousand shares was completed through the authority as of December 31, 2011.  UMC recorded cash collected for the remaining 114 thousand shares still pending authorization as of December 31, 2011 under Capital collected in advance.  The issuance process through the authority was subsequently completed on March 28, 2012.

d. On March 14, 2012, UMC cancelled 158 million shares of treasury stock, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.  UMC had 26,000 million common shares authorized to be issued, and 12,952 million shares were issued as of December 31, 2012, each at a par value of NT$10.

f.  UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of December 31, 2012.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of December 31, 2012.  One ADS represents five common shares.

g.  Among the employee stock options issued by UMC on June 19, 2009, 122,131 thousand options were exercised during the year ended December 31, 2012.  The issuance process for 121,827 thousand shares was completed through the authority as of December 31, 2012.  UMC recorded cash collected for the remaining 304 thousand shares still pending authorization as of December 31, 2012 under Capital collected in advance.

(18) EMPLOYEE STOCK OPTIONS

On September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after  2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	-	-	$22.37
August 16, 2005	54,350	-	-	$29.47
September 29, 2005	51,990	-	-	$26.89
January 4, 2006	39,290	-	-	$23.17
May 22, 2006	42,058	-	-	$25.19
August 24, 2006	28,140	-	-	$24.09
December 13, 2007	500,000	332,656	332,656	$18.03
June 19, 2009	300,000	132,350	132,350	$10.40
Total	1,059,488	465,006	465,006

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.  The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.  A summary of the Company’s stock option plan and related information for the years ended December 31, 2012 and 2011 is as follows:

	For the years ended December 31,
	2012			2011
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	560,526	547,724	$16.09	752,700	718,876	$16.05
Exercised	(25,588)	(25,588)	$10.40	(96,544)	(96,544)	$10.40
Forfeited	(38,969)	(35,544)	$18.23	(32,745)	(30,767)	$17.04
Expired	(30,963)	(21,586)	$24.37	(62,885)	(43,841)	$27.28
Outstanding at end of period	465,006	465,006	$15.86	560,526	547,724	$16.09

Exercisable at end of period	395,142	395,142	$16.71	422,148	409,652	$17.85

b.  The information on the Company’s outstanding stock options as of December 31, 2012, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2007.10.09	$18.03	332,656	332,656	0.95	$18.03	326,924	326,924	$18.03
2009.05.12	$10.40	132,350	132,350	2.46	$10.40	68,218	68,218	$10.40
		465,006	465,006	1.38	$15.86	395,142	395,142	$16.71

c.  The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation  costs for these options were NT$0 for the years ended December 31, 2012 and 2011.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$78 million and NT$214 million using the fair value method in accordance with R.O.C. SFAS 39 for the years ended December 31, 2012 and 2011, respectively.

The Company granted options prior to adopting R.O.C. SFAS 39.  Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the year ended December 31, 2012
	Basic earnings per share	Diluted earnings per share
Net income	$7,819,448	$7,900,786
Earnings per share (NTD)	$0.62	$0.59
Pro forma net income	$7,812,610	$7,893,948
Pro forma earnings per share (NTD)	$0.62	$0.59

	For the year ended December 31, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$10,609,695	$10,663,057
Earnings per share (NTD)	$0.84	$0.81
Pro forma net income	$10,537,737	$10,591,099
Pro forma earnings per share (NTD)	$0.84	$0.80

The fair value of the options outstanding as of December 31, 2012 and 2011 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~47.85%	40.63%
Risk-free interest rate	1.85%~2.70%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(19) TREASURY STOCK

a.  Changes in treasury stock during the years ended December 31, 2012 and 2011 are as follows:

For the year  ended December 31, 2012

(In thousands of shares)

Purpose	As of January 1, 2012	Increase	Decrease	As of December 31, 2012
For transfer to employees	457,934	-	157,934	300,000

For the year ended December 31, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of December 31, 2011
For transfer to employees	457,934	-	-	457,934

b.  According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of December 31, 2012 and 2011, were 1,295 million shares and 1,308 million shares, while the ceiling amount were NT$71,960 million and NT$69,786 million, respectively.

c.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d. As of December 31, 2012, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$11.70 per share.  The closing price on December 31, 2012 was NT$11.70.

As of December 31, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.70 per share.  The closing price on December 31, 2011 was NT$12.70.

(20) RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.  Payment of all taxes and dues;

b.  Offset prior years’ operation losses;

c.  Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d. Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e.  Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

f.  After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

g.  The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note: In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the years ended December 31, 2012 and 2011, the amounts of the employee bonus and remunerations to directors were estimated.  The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of UMC’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation and compensation of 2012 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information on the board of directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2012 and 2011 were approved through the board of directors’ meeting and the stockholders’ meeting held on March 13, 2013 and June 12, 2012, respectively.  The details of distribution are as follows:

	2012	2011
Cash Dividend	NT$0.40 per share	NT$0.50 per share
Employee bonus – Cash (in thousand NTD)	1,040,179	1,618,217
Directors’ remuneration (in thousand NTD)	6,950	9,303

Employee bonus and directors’ remuneration for 2011 were approved through the stockholders’ meeting, which were consistent with the resolutions of meeting of Board of Directors held on March 14, 2012.

The aforementioned cash dividend for 2011 was adjusted to NT$0.49980232 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on June 20, 2012.

(21) OPERATING COSTS AND EXPENSES

The Company’s  personnel, depreciation, and amortization expenses are summarized as follows:

	For the years ended December 31,
	2012			2011
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$12,096,177	$4,499,346	$16,595,523	$12,265,469	$4,764,634	$17,030,103
Labor and health insurance	781,756	259,429	1,041,185	764,487	244,986	1,009,473
Pension	857,142	244,204	1,101,346	609,855	188,812	798,667
Other personnel expenses	141,524	53,068	194,592	142,316	72,735	215,051
Depreciation	32,759,537	2,223,257	34,982,794	29,775,956	2,103,701	31,879,657
Amortization	274,753	451,410	726,163	161,501	294,230	455,731

(22) INCOME TAX

a.  Reconciliation between the income tax expense and the income tax calculated on pre-tax financial  statement income based on the statutory tax rate is as follows:

	For the years ended December 31,
	2012	2011
Income tax on pre-tax income from continuing operations at statutory tax rate	$1,360,503	$1,594,660
Permanent and temporary differences	(655,442)	(1,604,543)
Change in investment tax credit	1,596,902	441,053
Change in loss carry-forward	2,996,251	99,141
Change in valuation allowance	(3,294,159)	(41,702)
Income Basic Tax	7,985	18,491
Estimated 10% income tax on unappropriated earnings	-	4,033
Adjustment of prior year’s tax expense	(13,839)	(875)
Effect of different tax rates between UMC and subsidiaries	23,819	35,333
Others	107,018	367,844
Income tax expense	$2,129,038	$913,435

b.  Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2012		2011
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$4,339,394		$6,298,868
Depreciation	$4,009,370	1,072,627	$2,442,286	649,365
Loss carry-forward	23,829,662	5,646,652	28,739,346	7,307,779
Pension	3,455,158	611,482	3,329,712	566,051
Allowance on sales returns and discounts	587,996	108,785	167,601	38,448
Allowance for loss on decline in market value and obsolescence of inventories	2,778,899	518,072	2,570,336	457,013
Unrealized exchange loss	103,800	17,646	116,299	19,969
Foreign investment gain or loss	3,172,082	539,254	4,629,839	787,073
Others	3,300,073	1,031,993	1,258,718	258,025
Total deferred income tax assets		13,885,905		16,382,591
Valuation allowance		(10,885,246)		(12,803,735)
Net deferred income tax assets		3,000,659		3,578,856
Deferred income tax liabilities
Unrealized exchange gain	$(1,610,646)	$(273,810)	$(1,529,503)	$(260,015)
Depreciation	(5,783,132)	(983,132)	(38)	(15)
Others	(278,884)	(57,390)	(504,758)	(95,823)
Total deferred income tax liabilities		(1,314,332)		(355,853)
Total net deferred income tax assets		$1,686,327		$3,223,003

Deferred income tax assets-current		$2,940,973		$2,656,817
Deferred income tax liabilities-current		(298,896)		(305,925)
Valuation allowance		(1,751,702)		(2,085,934)
Net		890,375		264,958

Deferred income tax assets-noncurrent		10,944,932		13,725,774
Deferred income tax liabilities-noncurrent		(1,015,436)		(49,928)
Valuation allowance		(9,133,544)		(10,717,801)
Net		795,952		2,958,045
Total net deferred income tax assets		$1,686,327		$3,223,003

c.  UMC’s income tax returns for all the fiscal years up to 2010 have been assessed and approved by the R.O.C. Tax Authority.

d. UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations.  The income tax exemption periods will expire on December 31, 2015.

e.  The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of December 31, 2012, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2013	$1,890,302	$1,889,355
2014	2,146,028	2,146,028
2015	304,011	304,011
Total	$4,340,341	$4,339,394

f.  As of December 31, 2012, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2013	$1,185,211	$1,185,211
2014	178,024	178,024
2015	149,827	149,827
2016	24,588	21,616
2017	1,447,962	1,447,962
2018	2,161,114	2,161,114
2019	1,571,628	1,571,274
2020	2,230,864	2,226,388
2021	10,440,087	10,430,802
2022	4,445,380	4,445,380
2032	13,013	12,064
Total	$23,847,698	$23,829,662

g.  The balance of UMC’s imputation credit amounts as of December 31, 2012 and 2011 were NT$707 million and NT$917 million, respectively.  The expected creditable ratio for 2012 and the actual creditable ratio for 2011 were 3.30% and 4.65%, respectively.

h.  UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23) EARNINGS PER SHARE

For the years ended December 31, 2012 and 2011, there were unsecured convertible bonds and employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the years ended December 31, 2012 and 2011, are disclosed as follows:

	For the year ended December 31, 2012
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$9,932,915	$7,819,448	12,624,817	$0.79	$0.62
Effect of dilution
Employee bonus	$-	$-	151,031
Employee stock options	-	-	28,298
Unsecured convertible bonds	97,999	81,338	652,022
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$10,030,914	$7,900,786	13,456,168	$0.75	$0.59

	For the year ended December 31, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$11,506,896	$10,609,695	12,561,249	$0.92	$0.84
Effect of dilution
Employee bonus	$-	$-	209,508
Employee stock options	-	-	50,765
Unsecured convertible bonds	64,292	53,362	420,158
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$11,571,188	$10,663,057	13,241,680	$0.87	$0.81

5.  RELATED PARTY TRANSACTIONS

(1)   Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)
BEST ELITE INTERNATIONAL LIMITED	Equity Investee (since December 2011)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
UMC SCIENCE AND CULTURE FOUNDATION	The Company’s director
POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)
EXOJET TECHNOLOGY CORP.	Subsidiary’s equity investee
MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE)	Subsidiary’s equity investee (has filed for liquidation on June 19, 2012)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since June, 2012)
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee
LTI REENERGY CO., LTD.	Subsidiary’s equity investee (since October 2011)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee
CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee
WINAICO SOLAR PROJEKT 1 GMBH	Subsidiary’s equity investee
UNIMICRON CORPORATION	Subsidiary’s director
JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October, 2010)
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Equity Investee’s subsidiary
All members of director, supervisor and key managers	The Company’s key management personnel

Note: On April 1, 2011, UNITED LIGHTING was merged with PLT.  After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC..  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.

(2)   Significant Related Party Transactions

a.  Operating revenues

	For the years ended December 31,
	2012		2011
	Amount	Percentage	Amount	Percentage
SIS	$255,992	0	$237,245	0
Others	225,196	0	253,881	0
Total	$ 481,188	0	$491,126	0

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.  Accounts receivable, net

	As of December 31,
	2012		2011
	Amount	Percentage	Amount	Percentage
SIS	$70,070	0	$3,954	0
JINING SUNRICH	12,067	0	124,851	1
Others	-	-	1,825	0
Total	82,137	0	130,630	1
Less: Allowance for sales returns and discounts	(396)		(77)
Net	$ 81,741		$130,553

c.  Significant asset transactions

	For the year ended December 31, 2011
	Item	Purchase price	Disposal amount	Disposal Gain
MAP	Purchase of fixed assets	$563,592	$-	$-

d.  Key management personnel  compensation disclosure

	For the years ended December 31,
Item	2012	2011
Salary, compensation, allowance, income
from professional practice and bonus	$263,041	$336,653

6.  ASSETS PLEDGED AS COLLATERAL

As of December 31, 2012

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$815,040	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,729	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,814,811	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	7,480,728

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank ,Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	60,702	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	249,434	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$11,297,117

As of December 31, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	122,728	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,007,176	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,071,782

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	84,204	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	1,721,465	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$14,424,558

7.  COMMITMENTS AND CONTINGENT LIABILITIES

(1)   The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$7.3 billion.  Royalties and development fees payable in future years are NT$3.4 billion as of December 31, 2012.

(2)   The Company signed several construction contracts for the expansion of its factory premises.  As of December 31, 2012, these construction contracts amounted to approximately NT$7.8 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$4.7 billion.

(3)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2013	$465,508
2014	409,259
2015	377,037
2016	348,965
2017	308,400
2018 and thereafter	2,269,247
Total	$4,178,416

8.  SIGNIFICANT DISASTER LOSS

None.

9.  SIGNIFICANT SUBSEQUENT EVENT

On April 25, 2012, in order to achieve its global market objectives, UMC’s Board of Directors approved an offer to the stockholders of Best Elite International Limited (Best Elite) to purchase up to 64.97% of the shares of Best Elite.  In August 2012, UMC filed an application for the purchase of 51.85% of the shares of Best Elite based on the said shareholders’ offering.

Such purchase of 51.85% of the shares of Best Elite was approved on December 21, 2012 in the letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10100364120) granting approval for UMC’s purchase of Best Elite shares.  Pursuant to such approval, UMC acquired by way of purchase at fair value for Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of Best Elite’s total outstanding shares on February 1, 2013 and UMC thereby increased its cumulative ownership in Best Elite to 83.10%.

10. OTHERS

(1)   Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including forward currency contracts.  The purpose of these derivative transactions is to mitigate foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(2)   Information of financial instruments

a.  Fair value of financial instruments

	As of December 31,
	2012		2011
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$42,592,725	$42,592,725	$49,070,128	$49,070,128
Financial assets at fair value through profit or loss	728,700	728,700	815,642	815,642
Receivables	17,164,115	17,164,115	15,320,229	15,320,229
Held-to-maturity financial assets	-	-	13,524	13,681
Restricted assets	17,135	17,135	20,331	20,331
Available-for-sale financial assets	19,447,620	19,447,620	23,960,004	23,960,004
Financial assets measured at cost	7,963,242	-	8,298,967	-
Long-term investments accounted for under the equity method	11,792,007	11,818,759	11,275,894	11,182,318
Prepayment for long-term investments	34,803	-	44,392	-
Deposits-out	1,383,327	1,383,327	1,349,528	1,349,528

Financial Liabilities

Non-derivative

Short-term loans	5,772,615	5,772,615	9,411,877	9,411,877
Payables	22,430,897	22,430,897	23,284,495	23,284,495
Capacity deposits due within one year	34,896	34,896	3,031	3,031
Bonds payable (current portion included)	26,224,353	25,583,972	17,404,788	15,458,061
Long-term loans (current portion included)	14,817,466	14,817,466	11,692,649	11,692,649

Derivative

Derivatives embedded in exchangeable bonds	767,605	767,605	741,531	741,531

b.  The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.           The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.         The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.       The fair value of held-to-maturity financial assets and long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.       The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.         Deposits-out is certificates of deposit collateralized at Customs or other institutions.  The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.       The fair values of capacity deposits approximates their carrying amounts since the timing of settlements are uncertain and the discounted cash flow approach is not practicable.

vii.     The fair value of bonds payable is determined by the market price or other information.

viii.   The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s  current incremental borrowing rates for borrowings with similar types.

ix.       The fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

c. The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

	As of December 31,

Non-derivative

Financial Instruments

	2012	2011	2012	2011

Financial assets

Financial assets at fair value through profit or loss	$728,700	$815,642	$-	$-
Available-for-sale financial assets	19,376,858	23,960,004	70,762	-
Held-to-maturity financial assets	-	13,681	-	-
Long-term investments accounted for under the equity method	94,922	77,930	11,723,837	11,104,388
Financial liabilities
Bonds payable (current portion included)	-	-	25,583,972	15,458,061
Long-term loans (current portion included)	-	-	14,817,466	11,692,649

Derivative

Financial Instruments

Financial liabilities

Derivatives embedded in exchangeable bonds	-	-	767,605	741,531

d.  For the years ended December 31, 2012 and 2011, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were a net loss of NT$643 million and a net gain of NT$1,363 million, respectively.

e.  During the years ended December 31, 2012 and 2011, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$211 million and NT$229 million, respectively, while interest expense for the years ended December 31, 2012 and 2011 were NT$755 million and NT$554 million, respectively.

(3)   UMC entered into forward contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.  Transaction risk

(a)   Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)   Liquidity and cash flow risk

The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)   Market risk

Forward contracts are intended for hedging purposes.  Gains or losses arising from the fluctuations in exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

b.  The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of December 31, 2012 and 2011, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$0, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$0.  And for the changes in valuation, net losses of NT$0 and NT$143 million were recorded under non-operating expense for the years ended December 31, 2012 and 2011, respectively.

(4)   Significant intercompany transactions among consolidated entities for the years ended December 31, 2012 and 2011 are disclosed in Attachment 1.

(5)   The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC., LTI REENERGY CO., LTD., WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER 1 S.R.L. and SOCIALNEX ITALIA 1 S.R.L., jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2012, respectively.  Among them, UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. and SOCIALNEX ITALIA 1 S.R.L. ceased to be a jointly controlled entity since October 17, 2011, June 19, 2012 and June 30, 2012.  The summarized financial information which the Company recognized is as follows:

	As of December 31,
Items	2012	2011
Current assets	$279,550	$193,908
Noncurrent assets	1,092,577	1,316,824
Current liabilities	107,044	3,910
Long-term liabilities	504,878	84

	For the years ended December 31,
Items	2012	2011
Revenues	$150,858	$136,475
Expenses	171,967	115,640

(6)   The Company acquired controlling interests in SOCIALNEX ITALIA 1 S.R.L. and  UNITED LIGHTING OPTO-ELECTRONIC INC. through purchase and business combination in December 2012 and April 2011, respectively, and consolidated the income/earnings and expenses/losses of the subsidiary from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

	For the years ended December 31,
Items	2012	2011
Cash paid for acquisition of subsidiaries	$11,857	$-
Less: Remaining cash payable for acquisition	(8,300)	-
Less: Cash balance of subsidiaries	(2,032)	(29,350)
Net cash paid (received) from acquisition of subsidiaries	$1,525	$(29,350)

(7)   The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of December 31, 2012			As of December 31, 2011
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,494,046	28.97	$43,281,274	$1,205,374	30.20	$36,401,034
JPY	11,346,947	0.3343	3,792,840	17,724,488	0.3887	6,888,793
EUR	8,333	38.09	317,432	11,088	39.07	433,230
SGD	35,696	23.66	844,562	36,370	23.22	844,517
CNY	72,813	4.61	335,485	47,833	4.79	229,150

Non-Monetary items
USD	44,993	28.98	1,303,900	80,903	30.21	2,444,092
CHF	2,324	31.73	73,741	1,764	32.10	56,624

Long-term investments accounted for under the equity method
USD	254,210	28.94	7,357,606	223,950	30.17	6,757,058
SGD	8,089	23.37	189,012	9,313	23.08	214,918

Joint controlled entities
EUR	1,192	38.28	45,647	1,120	40.69	45,573
CNY	149,297	4.61	688,008	155,324	4.70	729,461

Financial Liabilities
Monetary items
USD	649,042	29.08	18,874,144	687,961	30.31	20,851,703
JPY	7,072,521	0.3386	2,394,756	7,486,308	0.3924	2,937,409
EUR	6,931	38.68	268,109	7,230	39.36	284,563
SGD	30,192	23.84	719,785	25,851	23.40	604,925
CNY	33,241	4.62	153,688	21,482	4.81	103,337

(8)   Pre-disclosure for adoption of International Financial Reporting Standards

a. In accordance with Financial Supervisory Commission, Executive Yuan, R.O.C. (FSC), Announcement No. 0990004943, listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (IFRSs) which is translated and published by ARDF, as the criteria for preparation of financial reports, effective starting 2013.  As such, a special project team was assembled and a project plan was developed to adopt IFRSs.  Chidong Liu, the Chief Financial Officer is responsible for the coordination of the project.

The following table summarizes the progress to date against the key activities and target dates of the conversion plan:

Key Activity	Responsible Department	Progress to December 31, 2012

1.  Assessment phase: (From June 1, 2009 to December 31, 2011)

◎   Development of the adoption plan and assembly of project team

◎   Internal IFRSs trainings for employees - First stage

◎   Comparison and analysis of differences between R.O.C. SFAS and IFRSs accounting policies

◎   Assessment on adjustments to current accounting policies

◎   Assessment on selection of IFRSs 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions

◎   Assessment of changes required in the information systems and internal controls related to the adoption of IFRSs

	Accounting Department Accounting Department Accounting Department Accounting Department Accounting Department Internal Audit Department and IT Department	Completed Completed Completed Completed Completed Completed

Key Activity	Responsible Department	Progress to December 31, 2012

2.  Preparation phase: (From January 1, 2011 to December 31, 2012)

◎   Adjustments on existing accounting policies to conform with IFRSs

◎   Selection of IFRS 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions

◎   Modifications to information systems and internal control related to the adoption of IFRSs

◎   Internal IFRSs trainings for employees - Second stage

	Accounting Department Accounting Department Internal Audit Department and IT Department Accounting Department	Completed Completed Completed Completed

3.  Execution phase: (From January 1, 2012 to December 31, 2013)

◎   Implementation test of modified information system related to the adoption of IFRSs

◎   Preparation of IFRSs opening balance sheet and opening financial statements

◎   Preparation of comparative IFRSs financial statements

	IT Department Accounting Department Accounting Department	In preparation In preparation In preparation

b.  The major differences and influences assessed by the Company between accounting policies under R.O.C. SFAS and future adopted IFRSs are summarized as below:

(a)   The Company  assesses the material differences in accounting polices based on the IFRSs as approved by the FSC and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers expected to become effective in 2013.

Accounting Issue	Difference
Employee benefits

Under IFRSs, the Company elects as an accounting policy to recognize all actuarial gains and losses in the period in which they occur in other comprehensive income and then recognized immediately in retained earnings. In accordance with R.O.C. SFAS, actuarial gains and losses from each defined benefit plan shall be applied the corridor method and assessed to determine if there was any excess amount which to be recognized as current period gains or losses on each reporting date.

Accounting Issue	Difference
Investments in Associates

Under IFRSs, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate and shall account for as financial instrument under relevant standards. On the loss of significant influence, the investor shall measure at fair value any investment the investor retains in the former associate. The investor shall recognize in profit or loss any difference between: (a) the fair value of any retained investment and any proceeds from disposing of the part interest in the associate; and (b) the carrying amount of the investment at the date when significant influence is lost. Moreover, an investor shall derecognize for all additional paid-in capital and equity adjustment items related to the former associate to current profit and loss, the cash dividend received thereafter shall be treated as dividend income.

In accordance with R.O.C. SFAS, an investor shall discontinue the use of the equity method from the date when it ceases to have significant influence over an associate. The new investment cost should be the carrying amount of the former associate on the loss of significant influence. The additional paid-in capital and other equity adjustment items related to the former associate should be proportionately derecognized to current profit and loss, and the difference between the carrying amount plus the equity adjustment items and the amount proceed from the disposal shall be recognized as the disposal gain or loss. Any cash dividends received after the loss of significant influence, should be treated as the recovery of investment cost if the accumulated dividend amount was greater than the investor’s holding interest in the former associate.

Investments in Associates

Under R.O.C. SFAS, when the Company does not take up proportionately shares of its equity investee’s issuance of new shares, the change in equity in net assets for the investment shall be adjusted in the additional paid-in capital and the long-term investments accounts. However, in accordance with IFRSs, for increase in shareholding (deemed acquisition), any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is treated as goodwill and included in the carrying amount of the investment.

Accounting Issue	Difference
Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree's non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date.

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent's ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments

In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading.

(b)   The preliminary assessment on the quantitative impacts of the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers is as follows:

I.     Reconciliation of the balance sheet as at January 1, 2012

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Current assets (b)、(f)	$84,057,514	$(303,514)	$83,754,000
Available-for-sale financial assets, non-current (a)	18,835,224	4,609,323	23,444,547
Financial assets measured at cost, non-current (a)	8,298,967	(5,245,009)	3,053,958
Property, plant and equipment (b)、(c)	149,324,300	(7,462,738)	141,861,562
Intangible Assets (d)	350,860	1,132,921	1,483,781
Other non-current assets (a)、(b)、(c)、(d)、(f)、(g)	18,964,881	8,755,129	27,720,010
Total Assets	279,831,746	1,486,112	281,317,858
Current liabilities (f)、(g)	42,905,954	(66,178)	42,839,776
Accrued pension liabilities (e)	3,261,101	704,651	3,965,752
Other non-current liabilities (f)、(g)	21,539,728	413,061	21,952,789
Total liabilities	67,706,783	1,051,534	68,758,317
Capital	130,844,556	-	130,844,556
Additional paid-in capital (a)、(f)、(g)	46,460,665	(100,746)	46,359,919
Retained earnings (a)、(b)、(c)、(e)、(f)、(g)	24,499,124	575,195	25,074,319
Other items in stockholders' equity (a)、(b)、(c)、(e)、(f)、(g)	12,156,099	(39,871)	12,116,228
Treasury stock	(6,223,357)	-	(6,223,357)
Minority interests/ Non-controlling interests	4,387,876	-	4,387,876
Stockholders' equity	212,124,963	434,578	212,559,541

(a).  Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value.  In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment it retains in the former associate as well as eliminate all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized in retained earnings.  This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$4,609 million, non-current financial assets measured at cost to decrease by NT$5,245 million, other non-current assets to decrease by NT$15 million, additional paid-in capital to decrease by NT$0.3 million, retained earnings to decrease by NT$538 million, and other adjusting items in stockholders’ equity to decrease by NT$113 million.

(b).  Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This change in accounting principles would cause current assets to decrease by NT$6 million, property, plant and equipment, net to increase by NT$1,754 million, other non-current assets to increase by NT$36 million, retained earnings to increase by NT$1,694 million and other adjusting in stockholders’ equity to increase by NT$90 million.

(c).  Under R.O.C. SFAS, the Company’s property that is leased to another entity is recorded as rental property under other non-current assets.  Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as they do not meet the definition of investment property.  In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to decrease by NT$9,308 million, other non-current assets to increase by NT$9,308 million while other adjustments would cause property, plant and equipment, net to increase by NT$92 million, other non-current assets decrease by NT$62 million, retained earnings to increase by NT$29 million and other adjusting in stockholders’ equity to increase by NT$2 million.

(d).  Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets.  This change would cause intangible assets to increase by NT$1,433 million and other non-current assets to decrease by NT$1,433 million.  The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of long-term operating lease since the ownership do not belong to the subsidiary.  This would cause intangible assets to decrease by NT$300 million and other non-current assets to increase by NT$300 million.

(e).  The Company elects exemption for employee benefits under the IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings.  The exemption election for employee benefits would cause the accrued pension liabilities to increase by NT$705 million and retained earnings to decrease by NT$686 million, and decrease other adjusting items in stockholders’ equity by NT$19 million.

(f).  Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current.  Therefore, deferred tax assets or liabilities, current, are reclassified as non-current.  Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability.  The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income).  Due to differences discussed above, current assets decreased by NT$298 million, other non-current assets increased by NT$656 million, current liabilities decreased by NT$33 million, other non-current liabilities increased by NT$380 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$106 million and other adjusting items in stockholders’ equity increased by NT$6 million.

(g).  Other adjustments would cause other non-current assets to decrease by NT$36 million, current liabilities to decrease by NT$33 million, other non-current liabilities to increase by NT$33 million, retained earnings to decrease by NT$30 million, additional paid-in capital to increase by NT$0.4 million and other adjusting items in stockholders' equity to decrease by NT$6 million.

II.  Reconciliation of the balance sheet as at December 31, 2012

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Current assets (f)	$80,917,522	$(890,391)	$80,027,131
Available-for-sale financial assets, non-current (a)、(h)	15,116,740	4,858,997	19,975,737
Financial assets measured at cost, non-current (a)、(h)	7,963,242	(4,801,124)	3,162,118
Property, plant and equipment (b)、(c)	158,854,035	1,089,770	159,943,805
Intangible Assets (d)	1,357,492	1,440,667	2,798,159
Other non-current assets (b)、(c)、(d)、(e)、(f)、(h)	16,749,887	381,868	17,131,755
Total Assets	280,958,918	2,079,787	283,038,705
Current liabilities (e)、(f)	40,033,821	86,691	40,120,512
Accrued pension liabilities (e)	3,366,143	873,100	4,239,243
Other non-current liabilities(f)	32,538,009	1,609,901	34,147,910
Total liabilities	75,937,973	2,569,692	78,507,665
Capital	129,521,093	-	129,521,093
Additional paid-in capital (a)、(f)、(h)	46,994,672	(94,146)	46,900,526
Retained earnings (a)、(b)、(c)、(e)、(f)、(g)、(h)	25,905,225	(1,414,989)	24,490,236
Other items in stockholders' equity (a)、(b)、(c)、(e)、(f)、(g)、(h)	4,992,205	1,019,230	6,011,435
Treasury stock	(4,963,389)	-	(4,963,389)
Minority interests/ Non-controlling interests	2,571,139	-	2,571,139
Stockholders’ equity	205,020,945	(489,905)	204,531,040

(a).  Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value.  In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment the it retains in the former associate as well as eliminates all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized immediately in retained earnings.  This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$4,854 million, non-current financial assets measured at cost to decrease by NT$4,804 million, additional paid-in capital to decrease by NT$3 million, retained earnings to decrease by NT$929 million, and other adjusting items in stockholders’ equity to increase by NT$982 million.

(b).  Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This change in accounting principles would cause property, plant and equipment, net to increase by NT$383 million, other non-current assets to increase by NT$25 million, retained earnings to increase by NT$443 million and other adjusting in stockholders’ equity to decrease by NT$35 million.

(c).  Under R.O.C. SFAS, the Company’s property that is leased to another entity is recorded as rental property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as it does not meet the definition of investment property.  In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to increase by NT$654 million, other non-current assets to decrease by NT$654 million while other adjustments would cause property, plant and equipment, net to increase by NT$53 million, other non-current assets decrease by NT$53 million, retained earnings to decrease by NT$0.1 million and other adjusting in stockholders’ equity to increase by NT$0.1 million.

(d).  Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets.  This change would cause intangible assets to increase by NT$1,469 million and other non-current assets to decrease by NT$1,469 million.  The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of a long-term operating lease since the ownership do not belong to the subsidiary. This would cause intangible assets to decrease by NT$29 million and other non-current assets to increase by NT$29 million.

(e).  The Company elects the exemption for employee benefits under IFRS 1,“First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings.  The exemption election for employee benefits would cause other non-current assets to increase by NT$81 million, current liability to increase by NT$87 million, accrued pension liabilities to increase by NT$873 million, retained earnings to decrease by NT$885 million, and other adjusting items in stockholders’ equity to increase by NT$7 million.

(f).  Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current.  Therefore, deferred tax assets or liabilities, current, are reclassified as non-current.  Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability.  The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income).  Due to differences discussed above, current assets decreased by NT$890 million, other non-current assets increased by NT$2,445 million, current liabilities decreased by NT$0.016 million, other non-current liabilities increased by NT$1,610 million, addition paid-in capital decreased by NT$100 million, retained earnings increased by NT$89 million and other adjusting items in stockholders’ equity decreased by NT$45 million.

(g).  The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference result in a decrease of retained earnings by NT$233 million and an increase in other adjusting items in stockholders’ equity by NT$233 million.

(h).  Other adjustments would cause non-current available-for-sale financial assets to increase by NT$5 million, non-current financial assets measured at cost to increase by NT$3 million, other non-current assets to decrease by NT$22 million, addition paid-in capital to increase by NT$9 million, retained earnings to increase by NT$100 million and other adjusting items in stockholders’ equity to decrease by NT$123 million.

III. Reconciliation of the income statement for the year ended December 31, 2012:

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Operating revenues	$115,674,763	$-	$115,674,763
Operating costs (a)、(c)	(96,262,902)	(102,313)	(96,365,215)
Gross profit	19,411,861	(102,313)	19,309,548
Operating expenses (a)、(c)	(15,907,230)	241,476	(15,665,754)
Other operating income and expenses (c)	-	(2,790,775)	(2,790,775)
Operating income	3,504,631	(2,651,612)	853,019
Non-operating income and expenses (a)、(b)、(c)	4,498,328	1,026,237	5,524,565
Income from continuing operations before income tax	8,002,959	(1,625,375)	6,377,584
Income tax expense (c)	(2,129,038)	(16,945)	(2,145,983)
Net income	5,873,921	(1,642,320)	4,231,601

(a).  Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards”.  As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date.  This would cause cost of goods sold to increase by NT$75 million, operating expenses to increase by NT$2 million and non-operating income to decrease by NT$1,174 million.

(b).  The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS.  Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference resulted in a decrease in non-operating income by NT$233 million.

(c).  Other adjustments would cause cost of goods sold to increase by NT$27 million, operating expenses to decrease by NT$243 million, other operating expenses to increase by NT$2,791 million,  non-operating income to increase by NT$2,433 million and income tax expense to increase by NT$17 million.

c.  According to the requirements under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, the Company prepares its first IFRS financial statements based on the effective IFRS standards and makes adjustments retrospectively, except for the optional exemptions provided and mandatory exceptions required under IFRS 1.  The optional exemptions selected by the Company are as follows:

(a)   IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures, that occurred before December 31, 2011. Applying this exemption would result in the carrying amount of assets acquired and liabilities assumed in the business combination in accordance with previous GAAP, which are required to be recognized under IFRS, to be their deemed costs in accordance with IFRSs as at the date of acquisition. Subsequent to the date of acquisition, the assets and liabilities would be measured in accordance with IFRSs.  The carrying amount of goodwill in the opening IFRS Balance Sheet is its carrying amount in accordance with previous GAAP at December 31, 2011, after testing for impairments and adjusting for recognition or de-recognition of intangibles under IFRS 1.

(b)   The Company has recognized all cumulative actuarial gains and losses directly to retained earnings as at January 1, 2012.

d.  The major differences described above are determined in accordance with the Traditional Chinese version of IFRSs approved and published by FSC in 2010.  As to the additional IFRSs published by International Accounting Standards Board after 2011, adjustments will be included, following effective dates announced by the FSC, if any.

11. Operating Segment Information

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of December 31, 2012, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  The primary service of the wafer fabrication segment is the manufacture of chips to the design specifications of our many customers by using our own proprietary processes and techniques.  The company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  The company also had other operating segments that did not exceed the quantitative threshold.  These segments primarily engage in researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED) sectors.

Reportable segment information for the years ended December 31, 2012 and 2011 are as follows:

	For the year ended December 31, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$108,805,499	$6,871,377	$115,676,876	$(2,113)	$115,674,763
Segment profit (loss)	7,498,447	(5,501,437)	1,997,010	3,876,911	5,873,921
Segment assets	267,116,399	20,352,264	287,468,663	(6,509,745)	280,958,918
				(Note)
Segment liabilities	63,876,180	12,062,932	75,939,112	(1,139)	75,937,973
Capital expenditure	51,403,596	782,314	52,185,910	-	52,185,910
Depreciation	32,871,684	2,139,728	35,011,412	-	35,011,412
Investment gain (loss) accounted for under the equity method	(2,757,382)	(434,389)	(3,191,771)	3,910,298	718,527
Income tax expense	2,078,176	50,862	2,129,038	-	2,129,038

	For the year ended December 31, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$108,637,136	$8,068,373	$116,705,509	$(2,786)	$116,702,723
Segment profit (loss)	10,431,014	(5,104,211)	5,326,803	3,140,113	8,466,916
Segment assets	260,337,674	29,505,139	289,842,813	(10,011,067)	279,831,746
				(Note)
Segment liabilities	52,090,012	15,651,907	67,741,919	(35,136)	67,706,783
Capital expenditure	46,865,115	6,461,000	53,326,115	-	53,326,115
Depreciation	30,239,235	1,675,833	31,915,068	-	31,915,068
Investment gain (loss) accounted for under the equity method	(3,158,287)	(294,087)	(3,452,374)	3,140,113	(312,261)
Income tax expense	868,431	45,004	913,435	-	913,435

Note: The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

(2)   Geographic areas information：

a.  Revenue from customers:

	For the years ended December 31,
	2012	2011
Taiwan	$42,129,998	$38,668,443
Singapore	32,048,567	28,960,294
China (includes Hong Kong)	6,081,805	4,860,475
Japan	2,918,334	2,249,313
America	15,370,089	20,908,177
Others	17,125,970	21,056,021
Total	$115,674,763	$116,702,723

b.  Non-current assets:

	For the years ended December 31,
	2012	2011
Taiwan	$140,129,911	$119,932,630
Singapore	21,989,707	29,992,937
China (includes Hong Kong)	3,449	600,334
Japan	500,336	2,307,902
America	16,406	20,905
Others	210,506	1,855
Total	$162,850,315	$152,856,563

(3)   Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2012 and 2011 are as follows:

	For the years ended December 31,
	2012	2011
Customer A from wafer fabrication segment	$15,992,963	$11,553,600
Customer B from wafer fabrication segment	13,713,938	9,835,207
Customer C from wafer fabrication segment	9,986,710	15,207,856
Total	$39,693,611	$36,596,663

12. ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the year ended December 31, 2012: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the year ended December 31, 2012: Please refer to Attachment 3.

c.  Securities held as of December 31, 2012: Please refer to Attachment 4.

d.  Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2012: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of December 31, 2012: Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 10.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2012

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$49,403,054	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	4,645,653	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,060,035	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	180,275	-	0%

For the year ended December 31, 2011

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$52,040,775	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	4,125,053	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	1,103,816	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	173,381	-	0%

Note 1: UMC and its subsidiaries are coded as follows:

1. UMC is coded "0".

2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Transactions are categorized as follows：

1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.

Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.

For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD
												Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
												Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	$8,672	$2,787	$2,787	9.00%~ 15.00%	Need for operating	$2,787	-	$-	None	$-	$44,180	$70,689

NEXPOWER TECHNOLOGY CORPORATION
												Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)
												Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEXT ITALIA 1 S.R.L.	Other receivables - related parties	$65,076	$65,076	$65,076	6.50%	The need for short-term financing	$-	Business turnover	$-	None	$-	$256,715	$2,053,719
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEXT ITALIA 1 S.R.L.	Other receivables - related parties	15,312	15,312	-	7.00%	Need for operating	87,321	-	-	None	-	256,715	2,053,719

Note 1: The Company and its subsidiaries are coded as follows:

(i) The Company is coded "0".

(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of December 31, 2012.

Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of December 31, 2012. Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of December 31, 2012.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

									Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/ Guarantor	Receiving party		Limit of guarantee/ endorsement amount for receiving party (Note 3)						Limit of total guarantee/ endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period (Note 5)	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/ endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$4,875,288	$1,400,000	$1,400,000	$-	$-	0.69%	$40,489,961

Note 1: The Company and its subsidiaries are coded as follows:

1. The Company is coded "0".

2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. An investee company that has a business relationship with UMC.

2. A subsidary in which UMC holds directly over 50% of equity interest.

3. An investee in which UMC and its subsidaries hold over 50% of equity interest.

4. An investee in which UMC holds directly and indirectly over 50% of equity interest.

5. An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.

6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.

Note 3: Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of the amount of business between Receiving party and Guarantor or 5% of UMC's net assets value.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 20% of UMC's net assets value as of December 31, 2012.

Note 5 : On December 19, 2012, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

As of December 31, 2012, the loan agreement along with related endoresement documents have not been signed, and the outstanding balance was $0.

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	$399,309	-	$399,309	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	133,457	6.44	133,457	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	73,741	0.94	73,741	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	49,487	0.22	49,487	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,416,110	100.00	1,416,110	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	305,840	100.00	298,225	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	91,663	4,372,362	100.00	4,372,362	None
Stock	GREEN EARTH LIMITED	Investee company	Long-term investments accounted for under the equity method	10,000	267,555	100.00	267,555	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	486,150	5,748,940	100.00	5,748,940	None
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	600,000	2,911,228	100.00	2,911,228	None
Stock	UMC INVESTMENT (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	1,520	42,155	100.00	42,155	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	573,800	5,555,168	100.00	5,840,202	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	6	1,839,396	100.00	2,249,117	None
Stock	MTIC HOLDINGS PTE. LTD.	Investee company	Long-term investments accounted for under the equity method	12,000	189,012	45.44	189,012	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	-	1,458,458	45.00	1,461,855	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	215,283	2,267,203	44.16	2,267,203	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	667,781	42.00	667,781	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	117,275	2,673,856	36.49	2,705,580	None
Stock	BEST ELITE INTERNATIONAL LIMITED	Investee company	Long-term investments accounted for under the equity method	240,972	3,776,610	35.03	3,776,610	None
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	651,845	21.93	654,229	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	90,998	$2,802,746	5.92	$2,802,746	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, current	13,006	1,528,134	2.15	1,528,134	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,378,169	19.26	1,378,169	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	50,782	15.75	50,782	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	57,067	2,188,520	14.12	2,188,520	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	29,570	872,323	13.22	872,323	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	18,633	437,878	9.05	437,878	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	105,138	3,238,243	6.83	3,238,243	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	15,278	1,795,204	2.52	1,795,204	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	21,215	1,118,030	2.46	1,118,030	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	428,418	1.95	428,418	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,305	22,119	0.83	22,119	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	42,564	-	42,564	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	(Note)	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	21,224	218,366	13.52	(Note)	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	(Note)	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	5,627	-	8.10	(Note)	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets measured at cost, noncurrent	15,163	$146,250	7.66	(Note)	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	164,990	-	6.49	(Note)	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	(Note)	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	12,521	194,834	4.23	(Note)	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	(Note)	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	-	Financial assets measured at cost, noncurrent	-	26,190	-	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	-	Financial assets measured at cost, noncurrent	-	18,788	-	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Financial assets measured at cost, noncurrent	30,000	-	-	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2012.

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	132,660	$865,140	100.00	$865,140	None
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	29,000	177,849	54.45	177,849	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,198	72,059	25.00	62,397	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	4,079	7,913	22.95	7,913	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	26,810	44,009	8.79	26,130	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	24,600	259,069	5.05	259,069	None
Stock	CRYSTALWISE TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	3,906	78,639	4.21	94,922	None
Stock	PIXART IMAGING, INC.	-	Available-for-sale financial assets, noncurrent	6,100	421,533	4.57	421,533	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	7,880	185,171	3.83	185,171	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,869	82,522	3.11	82,522	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	946	8,447	1.09	8,447	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,541	81,509	0.39	81,509	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	666	31,854	0.22	31,854	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	188,121	0.12	188,121	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,510	35,100	19.65	Note 1	None
Stock	CLIENTRON CORP.	-	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note 1	None
Stock	ANOTO TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	783	-	12.05	Note 1	None
Stock	OCULON OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,947	-	11.73	Note 1	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,924	5,406	11.73	Note 1	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,591	24,790	10.67	Note 1	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AWISE FIBER TECH.CO.,LTD.	-	Financial assets measured at cost, noncurrent	1,519	$18,381	10.63	Note 1	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note 1	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	1,194	7,325	10.06	Note 1	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	4,530	50,553	9.84	Note 1	None
Stock	EPITRON TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,450	24,500	9.80	Note 1	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,225	5,501	9.30	Note 1	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,321	54,325	9.23	Note 1	None
Stock	AREC INC.	-	Financial assets measured at cost, noncurrent	720	7,200	9.00	Note 1	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,530	43,700	8.94	Note 1	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	11,910	109,898	8.67	Note 1	None
Stock	ANDES TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	3,463	51,953	7.40	Note 1	None
Stock	PRINCEDOM PRECISION CORP.	-	Financial assets measured at cost, noncurrent	992	4,819	7.19	Note 1	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note 1	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	6,664	63,280	6.67	Note 1	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	8,529	85,291	6.62	Note 1	None
Stock	HT MMOBILE INC.	-	Financial assets measured at cost, noncurrent	11,500	-	6.54	Note 1	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Financial assets measured at cost, noncurrent	3,763	62,770	5.85	Note 1	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets measured at cost, noncurrent	4,075	25,713	5.38	Note 1	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	1,874	17,306	5.29	Note 1	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	4,500	36,900	5.00	Note 1	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,785	$32,000	4.81	Note 1	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	524	18,076	4.72	Note 1	None
Stock	EUTECH MICROELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,700	59,500	4.72	Note 1	None
Stock	DAWNING LEADING TECHNOLOGY INC. (formerly KUN YUAN TECHNOLOGY CO., LTD.)	-	Financial assets measured at cost, noncurrent	9,365	90,049	4.50	Note 1	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	287	2,774	4.33	Note 1	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets measured at cost, noncurrent	18,700	224,200	4.23	Note 1	None
Stock	MOBILE DEVICES INC.	-	Financial assets measured at cost, noncurrent	2,309	-	3.96	Note 1	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	799	4,378	3.81	Note 1	None
Stock	HITOP COMMUNICATIONS CORP.	-	Financial assets measured at cost, noncurrent	481	4,810	3.72	Note 1	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	10,129	120,552	3.43	Note 1	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note 1	None
Stock	DRAMEXCHANGE TECH. INC.	-	Financial assets measured at cost, noncurrent	336	5,400	2.83	Note 1	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,944	20,951	2.64	Note 1	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	4,603	92,352	2.51	Note 1	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	3,000	20,340	2.41	Note 1	None
Stock	EGIS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,134	16,663	2.28	Note 1	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	630	28,500	1.39	Note 1	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	-	Financial assets measured at cost, noncurrent	-	-	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note 1	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	1,530	4,560	0.81	Note 1	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	678	$5,943	0.43	Note 1	None
Stock	APTOS DESIGN LAB INC.	-	Financial assets measured at cost, noncurrent	229	476	0.28	Note 1	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	97 (Note 2)	-	0.00	Note 1	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	37,351	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None
Stock	ALLIANCE OPTOTEK CORP.	-	Prepayment for long-term investments	1,664	16,643	-	-	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2012.
Note 2 : The number of shares presented in the table is one unit of common share.

TLC CAPITAL CO., LTD.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	APEX BIO CORP.	-	Financial assets at fair value through profit or loss, noncurrent	220	$22,880	-	$22,880	None
Stock	SOARING CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	900	15,278	100.00	15,278	None
Capital	SHANDONG HUAHONG ENERGY INVEST CO., INC.	Investee company	Long-term investments accounted for under the equity method	-	688,008	50.00	689,711	None
Stock	LIST EARN ENTERPRISE INC.	Investee company	Long-term investments accounted for under the equity method	309	9,616	49.00	9,616	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	206,507	45.16	206,507	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	-	124,492	31.40	124,492	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,165	6,140	17.81	6,140	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	26,810	44,009	8.79	26,129	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	28,601	$301,201	5.87	$301,201	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,250	11,181	4.34	10,836	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,359	107,780	4.06	107,780	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,250	912,471	2.03	912,471	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	2,357	55,387	1.14	55,387	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	94,548	0.64	94,548	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,930	276,915	0.04	276,915	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.		Available-for-sale financial assets, noncurrent	4,931	88,510	0.43	88,510	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	100,000	32,290	11.57	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	9,804	196,710	5.35	Note	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets measured at cost, noncurrent	18,700	224,200	4.23	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	5,837	60,050	3.72	Note	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Financial assets measured at cost, noncurrent	2,745	51,257	4.27	Note	None
Stock	E-ONE MOLI ENERGY CORP.	-	Financial assets measured at cost, noncurrent	2,408	31,200	0.96	Note	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	630	28,500	1.39	Note	None
Stock	CANDO CORP.	-	Financial assets measured at cost, noncurrent	5,047	77,684	0.56	Note	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	YETI GROUP LTD.	-	Financial assets measured at cost, noncurrent	7,520	118,336	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	3,411	134,894	-	N/A	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	819	$242	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	25,227	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	1,389	45,308	-	N/A	None
Stock-Preferred stock	ALO7.COM LIMITED(CAYMAN)	-	Financial assets measured at cost, noncurrent	467	30,006	-	N/A	None
Stock	CASETEK HOLDINGS LIMITED(CAYMAN)	-	Financial assets measured at cost, noncurrent	1,000	60,000	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDING LIMITED(CAYMAN)	-	Financial assets measured at cost, noncurrent	548	43,912	-	N/A	None
Stock-Preferred stock	COOLTRANS INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	11,667	203,490	-	N/A	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Prepayment for long-term investments	1,291	12,914	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of Dec. 31, 2012.

UNITRUTH INVESTMENT CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EDISON OPTO CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	$20,800	-	$20,800	None
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	9,869	60,524	18.53	60,524	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,286	2,494	7.23	2,494	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	11,598	17,192	3.80	11,304	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,084	12,671	3.76	9,397	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	10,990	115,739	2.25	115,739	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,305	22,118	0.83	22,118	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	334	2,984	0.39	2,984	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,080	$37,344	0.18	$37,344	None
Stock	AREC INC.	-	Financial assets measured at cost, noncurrent	640	6,400	8.00	Note 1	None
Stock	OCULON OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,288	-	7.77	Note 1	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,260	3,540	7.68	Note 1	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Financial assets measured at cost, noncurrent	1,089	13,174	7.62	Note 1	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,410	39,593	7.41	Note 1	None
Stock	EPITRON TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,528	15,283	6.11	Note 1	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	6,374	63,739	4.94	Note 1	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,390	24,016	4.91	Note 1	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note 1	None
Stock	HT MMOBILE INC.	-	Financial assets measured at cost, noncurrent	8,500	-	4.83	Note 1	None
Stock	PRINCEDOM PRECISION CORP.	-	Financial assets measured at cost, noncurrent	661	3,213	4.79	Note 1	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	6,039	62,427	4.39	Note 1	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	252	2,434	3.80	Note 1	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Financial assets measured at cost, noncurrent	2,017	33,645	3.13	Note 1	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets measured at cost, noncurrent	2,195	13,851	2.90	Note 1	None
Stock	DRAMEXCHANGE TECH. INC.	-	Financial assets measured at cost, noncurrent	336	5,400	2.83	Note 1	None
Stock	EGIS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,016	27,355	2.05	Note 1	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	716	9,739	2.02	Note 1	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	683	12,252	1.84	Note 1	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	340	$7,950		1.35	Note 1		None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	1,473	29,553		0.80	Note 1		None
Stock	MOBILE DEVICES INC.	-	Financial assets measured at cost, noncurrent	300	-		0.51	Note 1		None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	328	1,295		0.44	Note 1		None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	510	1,520		0.27	Note 1		None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	353	3,090		0.22	Note 1		None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	97 (Note 2)	-		0.00	Note 1		None
Stock	ALLIANCE OPTOTEK CORP.	-	Prepayment for long-term investments	525	5,246		-	-		None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2012.
Note 2 : The number of shares presented in the table is one unit of common share.

SOARING CAPITAL CORP.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-	$12,547		100.00	$12,547		None

UMC CAPITAL CORP.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	MORGAN STANLEY CAP TRUST VII	-	Financial assets at fair value through profit or loss, noncurrent	40	USD	1,002	-	USD	1,002	None
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	471	100.00	USD	471	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	$-		100.00	$-		None
Stock	ECP VITA PTE LTD.	Investee company	Long-term investments accounted for under the equity method	9,000	USD	9,567	100.00	USD	9,567	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	2,644	USD	1,763	47.93	USD	1,229	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	80	USD	160	1.45	USD	160	None
Stock	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	1,805	35.45	USD	1,805	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	-	USD	3,404	10.38	USD	3,404	None
Stock	PARADE TECHNOLOGIES, LTD.	-	Available-for-sale financial assets, noncurrent	3,925	USD	29,732	7.64	USD	29,732	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	320	USD	10,349	0.04	USD	10,349	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720	-		18.00	Note		None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	9.76	Note		None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-	N/A		None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	10,233	USD	4,322	-	N/A		None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173	-		-	N/A		None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD	4,820	-	N/A		None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-	N/A		None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	USD	555	-	N/A		None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	LUMINUS DEVICES, INC.	-	Financial assets measured at cost, noncurrent	20	$-		-	Note	None
Stock	QSECURE, INC.	-	Financial assets measured at cost, noncurrent	2,032	-		-	Note	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD	9,000	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	UBIQUISYS LTD.	-	Financial assets measured at cost, noncurrent	437	USD	1,000	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II L.P.	-	Financial assets measured at cost, noncurrent	-	USD	1,255	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	100	USD	50	-	Note	None
Stock-Preferred stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	400	USD	200	-	N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	508	USD	324	-	N/A	None
Stock-Preferred stock	THISMOMENT,INC	-	Financial assets measured at cost, noncurrent	1,301	USD	2,000	-	N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC	-	Financial assets measured at cost, noncurrent	1,056	USD	2,000	-	N/A	None
Stock	KOTURA, INC.	-	Financial assets measured at cost, noncurrent	0.59	-		-	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750	-		-	N/A	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95	-		-	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2012.

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TERA ENERGY DEVELOPMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	18,000	$176,722	100.00	$176,722	None
Stock	EVERRICH ENERGY CORPORATION	Investee company	Long-term investments accounted for under the equity method	29,283	361,924	89.38	361,924	None
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investee company	Long-term investments accounted for under the equity method	88,213	590,603	74.69	590,603	None
Stock	UNISTARS CORPORATION	Investee company	Long-term investments accounted for under the equity method	26,824	123,384	72.04	123,208	None
Stock	UNITED LIGHTING OPTO-ELECTRONIC INC.	Investee company	Long-term investments accounted for under the equity method	8,949	12,493	55.25	12,493	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	148,023	145,693	48.53	144,267	None
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Investee company	Long-term investments accounted for under the equity method	22,500	404,409	45.00	404,409	None
Stock	LTI REENERGY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	400	4,264	40.00	4,264	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	2	70,762	-	70,762	None
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Financial assets measured at cost, noncurrent	12,437	7,285	15.94	Note	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,150	142,500	6.93	Note	None
Stock	LICO TECHNOLOGY CORPORATION	-	Financial assets measured at cost, noncurrent	4,089	27,720	3.29	Note	None
Stock	POWERTEC ENERGY CORPORATION	-	Financial assets measured at cost, noncurrent	10,000	110,000	2.26	Note	None
Capital	WINAICO IMMOBILIEN GMBH	-	Non-current assets held for sale	-	228,067	32.80	Note	None

Note : The net assets values for unlisted investees classified as "Non-current assets held for sale" and "Financial assets measured at cost, noncurrent" were not available as of December 31, 2012.

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH ENERGY CORP.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	3,200	$273,699	100.00	$273,699	None
Stock	SMART ENERGY ENTERPRISES LIMITED	Investee company	Long-term investments accounted for under the equity method	1,821	21,683	100.00	21,683	None

EVERRICH ENERGY INVESTMENT (HK) LIMITED
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	EVERRICH (SHANDONG) ENERGY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-	$271,200	100.00	$271,200	None

SMART ENERGY ENTERPRISES LIMITED
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	SMART ENERGY SHANDONG CORPORATION	Investee company	Long-term investments accounted for under the equity method	-	$20,325	100.00	$20,325	None

EVERRICH (SHANDONG) ENERGY CO., LTD.
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD	-	Financial assets measured at cost, noncurrent	-	$46,076	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of December 31, 2012.

WAVETEK MICROELECTRONICS CORPORATION
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investee company	Long-term investment accounted for under the equity method	0	$0	100.00	$0	None

ATTACHMENT 4 (Securities held as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TERA ENERGY USA INC.	Investee company	Long-term investments accounted for under the equity method	0	$39	100.00	$39	None
Stock	WINAICO SOLAR PROJEKT 1 GMBH	Investee company	Long-term investments accounted for under the equity method	1,120	45,647	50.00	45,647	None
Capital	WINAICO IMMOBILIEN GMBH	-	Non-current assets held for sale	-	85,104	18.10	Note	None

Note : The net assets values for unlisted investees classified as "Non-current assets held for sale" were not available as of December 31, 2012.

GREEN EARTH LIMITED
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	-	$57,721	12.50	$57,721	None

NEXPOWER TECHNOLOGY CORPORATION
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
stock	NEWENERGY HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	13,500	$185,143	100.00	$185,143	None
stock	NPT HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	0	0	100.00	0	None
capital	SOCIALNEX ITALIA 1 S.R.L.	Investee company	Long-term investments accounted for under the equity method	-	67,947	100.00	67,947	None
capital	ASEPOWER 1 S.R.L.	Investee company	Long-term investments accounted for under the equity method	-	-	75.00	-	None
stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	3,244	18.00	Note	None

Note : Net assets value of Financial assets measured at cost can't be acquired in time.

NPT HOLDING LIMITED
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NLL HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	0	$0	100.00	$0	None

UMC INVESTMENT(SAMOA) LIMITED
				December 31, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	UMC (BEIJING) LIMITED	Investee company	Long-term investments accounted for under the equity method	-	$14,572	100.00	$14,572	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	HOLTEK SEMICONDUCTOR INC.	Available-for-sale financial assets, noncurrent	Open market	-	35,961	$952,973	-	$-	6,391	$218,463	$85,190	$133,646 (Note 3)	29,570	$872,323
Stock	SPRINGSOFT, INC.	Available-for-sale financial assets, noncurrent	Open market	-	8,658	288,741	-	-	8,658	361,376	165,799	195,577	-	-
Stock	CHIPBOND TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	-	5,236	154,466	-	-	5,236	178,386	95,972	82,414	-	-
Stock	KING YUAN ELECTRONICS CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	37,758	381,353	-	-	14,600	225,033	155,102	69,931	23,158	428,418
Stock	NOVATEK MICROELECTRONICS CORP.	Available-for-sale financial assets, noncurrent	Open market	-	34,762	2,638,404	-	-	18,000	1,728,002	282,850	1,444,833 (Note 4)	15,278 (Note 5)	1,795,204 (Note 5)
Stock	NOVATEK MICROELECTRONICS CORP.	Available-for-sale financial assets, current	Open market	-	26,789	2,033,311	-	-	15,267	1,762,240	239,907	1,522,062 (Note 6)	13,006 (Note 5)	1,528,134 (Note 5)
Bonds	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	KING YUAN ELECTRONICS CO., LTD.	-	3,000	90,630	-	-	3,000 (Note 6)	125,145	91,620	33,525 (Note 7)	-	-
Stock	KING YUAN ELECTRONICS CO., LTD.	Financial assets at fair value through profit or loss, current	Open market	-	-	-	7,725 (Note 6)	125,145	5,050	80,909	81,810	(901)	2,675	43,335

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2 : The disposal cost represents historical cost.
Note 3 : The gain on disposal includes cumulative translation adjustments of NT$373 thousand.
Note 4 : The gain on disposal includes cumulative translation adjustments of NT$(319) thousand.
Note 5 : The ending number of shares and amount includes the reclassification from available-for-sale financial assets, noncurrent to available-for-sale financial assets, current due to the adjustments of exchange prices.
Note 6 : The gain on disposal includes cumulative translation adjustments of NT$(271) thousand.

Note 7 : The convertible bond of KING YUAN ELECTRONICS CO., LTD. was converted into the common shares of KING YUAN ELECTRONICS CO., LTD., and as for the gain/loss from disposal of financial assets transfers to gain/loss on the valuation of financial assets

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities	Financial statemen taccount	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	PIXART IMAGING INC.	Available-for-sale financial assets, noncurrent	Open market	-	11,363	$780,672	-	$-	5,367	$448,476	$66,801	$381,675	6,100 (Note 3)	$421,533

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2 : The disposal cost represents historical cost.

Note 3 : The ending balance includes stock dividends of 104 thousand shares.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note 2)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	SIMPLO TECHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	7,452		$1,319,101	-		$-	1,833		$360,867		$63,018		$297,849	6,250 (Note 3)		$912,471
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Open market	-	10,358		665,995	-		-	10,358		671,452		306,586		364,866	-		-
Stock	CHUNGHWA TELECOM CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	230		23,032	2,700		249,844	-		-		-		-	2,930		276,915
Stock-Preferred stock	COOLTRANS INTERNATIONAL INC.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-		-	11,667		203,490	-		-		-		-	11,667		203,490

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices;
the amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2 : The disposal cost represents historical cost.
Note 3 : The ending balance includes stock dividends of 630 thousand shares.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Cost		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	ECP VITA PTE LTD.	Long-term investments accounted for under the equity method	Purchase of newly issued shares	-	-		$-	9,000	USD	9,000	-		$-		$-		$-	9,000	USD	9,567
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Long-term investments accounted for under the equity method	Purchase of newly issued shares/SHARP FOCUS ASSETS MANAGEMENT LTD.	-	1,608	USD	1,420	1,036	USD	5,625	-		-		-		-	2,644	USD	1,763
Stock	ACHIEVE MADE INTERNATIONAL LTD.	Long-term investments accounted for under the equity method	SHARP FOCUS ASSETS MANAGEMENT LTD.	-	-		-	80	USD	160	-		-		-		-	80	USD	160
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	20	USD	666	300	USD	9,326	-		-		-		-	320	USD	10,349
Stock	PARADE TECHNOLOGIES, LTD.	Available-for-sale financial assets, noncurrent	Open market	-	5,814	USD	75,255	-		-	1,889 (Note 3)	USD	14,023 (Note 3)	USD	787 (Note 2)	USD	13,236	3,925	USD	29,732
Global Depositary Receipts	PARADE TECHNOLOGIES, LTD.	Available-for-sale financial assets, noncurrent	Open market	-	-		-	457	USD	190	457	USD	5,105	USD	190	USD	4,915	-		-
Stock	SANDFORCE, INC.	Financial assets measured at cost, noncurrent	LSI	-	110	USD	148	-		-	110	USD	954	USD	148	USD	806	-		-
Stock-Preferred stock	SANDFORCE, INC.	Financial assets measured at cost, noncurrent	LSI	-	1,884	USD	4,711	-		-	1,884	USD	16,240	USD	4,711	USD	11,529	-		-
Stock	UNICLOVER HOLDING LTD.	Financial assets measured at cost, noncurrent	UNICLOVER HOLDING LTD.	-	6,328	USD	6,304	-		-	6,328	USD	6,018	USD	6,304	USD	(286)	-		-

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices; the amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2: The cost includes long-term investment additional paid-in capital adjustment of USD$(10) thousand, retained earnings adjustment of USD$(2) thousand.
Note 3:The amount includes 1,432 thousand shares/USD$13,833 thousands disposed in the public market and 457 thousand shares/USD$190 thousands be issued as GDRs.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-		$-	3,150 (Note2)		$142,500 (Note2)	-	$-	$-	$-	3,150		$142,500
Capital	WINAICO IMMOBILIEN GMBH	Non-current assets held for sale	Purchase of newly issued shares	-	-		-	-		228,067	-	-	-	-	-		228,067
Stock	WAVETEK MICROELECTRONICS CORPORATION	Long-term investments accounted for under the equity method	Purchase of newly issued shares	Investee company	49,143		368,474	39,070		468,844	-	-	-	-	88,213		590,603 (Note3)

Note 1: The amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: The acquiring shares includes stock dividends of 150 thousand shares, and cash dividends received of NT$7,500 thousand had been deducted from the acquiring amount.

Note 3: The ending balance includes long-term investment loss of NT$(235,190) thousand, retained earnings adjustment of NT$(11,728) thousand and long-term investment additional paid-in capital adjustment of NT$203 thousand.

EVERRICH (SHANDONG) ENERGY CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO.,LTD	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	RMB	2,000	-	RMB	8,000	-	$-	$-	$-	-	RMB	10,000

TERA ENERGY DEVELOPMENT CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition			Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Capital	WINAICO IMMOBILIEN GMBH	Non-current assets held for sale	Purchase of newly issued shares	-	-		$-	-		$85,104	-	$-	$-	$-	-		$85,104

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

Land	2012.05.08	$135,246	100% fullfilled	Wu Kuan-Chang and others	Third party	N/A	N/A	N/A	N/A	Acquisition cost	Dormitory purpose	None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UMC GROUP (USA)	Investee company	Sales		$49,403,054	47%	Net 60 Days	N/A	N/A		$4,645,653	32%
UMC JAPAN	Investee company	Sales		1,060,035	1%	Net 60 Days	N/A	N/A		180,275	1%
SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Sales		255,992	0%	Month-end 45 Days	N/A	N/A		70,070	0%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	1,682,087	100%	Net 60 Days	N/A	N/A	USD	160,305	100%

UMC JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	2,431,402	62%	Net 60 Days	N/A	N/A	JPY	532,524	35%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH (SHANDONG) ENERGY CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
JINING SUNRICH SOLAR ENERGY CORPORATION	The general manager is also the chairman of the subsidiaries	Sales	RMB	25,814	27%	Month-end 90 Days	N/A	N/A	RMB	1,718	6%

SMART ENERGY SHANDONG CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
JINING SUNRICH SOLAR ENERGY CORPORATION	The general manager is also the chairman of the subsidiaries	Sales	RMB	1,991	39%	Month-end 90 Days	N/A	N/A	RMB	888	74%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the year ended December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Investee company	$-	$4,645,653	$7	$4,645,660	11.27	$-	-	$4,645,660	$7,656
UMC JAPAN	Investee company	-	180,275	83	180,358	5.99	-	-	178,592	-

SMART ENERGY SHANDONG CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
JINING SUNRICH SOLAR ENERGY CORPORATION	The general manager is also the chairman of the subsidiaries	$-	RMB 888	$-	RMB 888	2.04	$-	-	RMB 888	$-

NEXPOWER TECHNOLOGY CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
SOCIALNEX ITALIA 1 S.R.L.	Investee company	$-	$82,915	$67,973	$150,888	2.11	$150,888	Business Dunning	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,416,110	$59,688	$59,688
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	305,840	4,744	4,744
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	101,500	USD	124,000	91,663	100.00	4,372,362	629,406	629,406
GREEN EARTH LIMITED	Apia, Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	267,555	(16,433)	(16,433)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	5,748,940	55,596	55,596
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,911,228	(1,583,010)	(1,616,398)
UMC INVESTMENT (SAMOA) LIMITED	Apia, Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	42,155	(2,363)	(2,363)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	5,555,168	(431,422)	(432,865)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,541,353	JPY	26,941,354	6	100.00	1,839,396	(3,427,565)	(2,176,481)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	189,012	(67,003)	(30,971)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,458,458	486,472	218,912
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	2,267,203	(2,818,569)	(1,244,623)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	667,781	33,088	13,897
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	117,275	36.49	2,673,856	248,538	37,461
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	78,065	USD	77,541	240,972	35.03	3,776,610	2,132,913	760,115
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	21.93	651,845	200,104	43,882

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$865,140	$(187,549)	$(187,549)
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	-	-	Note
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		66,438		66,438	7,198	25.00	72,059	(23,235)	(5,813)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		115,204		115,204	4,079	22.95	7,913	(40,984)	(9,405)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	26,810	8.79	44,009	(2,070,302)	(182,101)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		678,000		678,000	24,600	5.05	259,069	(2,818,569)	(142,221)
CRYSTALWISE TECHNOLOGY INC.	Hsinchu County, Taiwan	Sales and manufacturing of brittle material substrates		82,652		82,652	3,906	4.21	78,639	(236,863)	(9,976)
HIGH POWER LIGHTING CORP.	New Taipei City, Taiwan	High brightness LED package and Lighting module R&D and manufacture		-		54,300	-	-	-	(27,654)	(4,724)

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$15,278	$(12,776)	$(12,776)
SHANDONG HUAHONG ENERGY INVEST CO., INC.	China	Invest new energy business	USD	22,290	USD	22,290	-	50.00	688,008	(48,567)	(24,284)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,616	519	254
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	206,507	(15,363)	(6,938)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	-	31.40	124,492	21	7
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		122,459		122,459	3,165	17.81	6,140	(40,984)	(7,298)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	26,810	8.79	44,009	(2,070,302)	(182,101)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	301,201	(2,818,569)	(165,350)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		8,125		8,125	1,250	4.34	11,181	(23,235)	(1,010)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		$98,690		$98,690	9,869	18.53	$60,524		$-		$-	Note
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		34,316		34,316	1,286	7.23	2,494		(40,984)		(2,965)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		165,272		165,272	11,598	3.80	17,192		(2,070,302)		(78,778)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		10,021		10,021	1,084	3.76	12,671		(23,235)		(875)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		309,700		309,700	10,990	2.25	115,739		(2,818,569)		(63,537)
HIGH POWER LIGHTING CORP.	New Taipei City, Taiwan	High brightness LED package and Lighting module R&D and manufacture		-		17,700	-	-	-		(27,654)		(1,488)

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

SOARING CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	China	Investment Holding and advisory	USD	800	USD	800	-	100.00	$12,547		$(12,635)		$(12,635)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD 471	USD	14	USD	14
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD -	USD	354	USD	354
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	-	9,000	100.00	USD 9,567	USD	567	USD	567
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	5,250	2,724	49.38	USD 1,923	USD	(4,581)	USD	(2,149)
UC FUND II	Cayman Islands	Investment holding	USD	575	USD	750	5,000	35.45	USD 1,805	USD	2,169	USD	769
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	3,629	USD	3,998	-	10.38	USD 3,404	USD	(122)	USD	(98)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$180,000		$180,000	18,000	100.00	$176,722	$3,910	$3,801
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		229,263		152,416	29,283	89.38	361,924	35,413	31,937
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		960,274		491,430	88,213	74.69	590,603	(321,001)	(235,190)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		268,240		268,240	26,824	72.04	123,384	(96,089)	(69,919)
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25	12,493	(75,956)	(15,172)	Note
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		2,054,527		2,054,527	148,023	48.53	145,693	(2,070,302)	(1,005,432)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	45.00	404,409	(375,949)	(169,177)
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic Inverter Sale		4,000		4,000	400	40.00	4,264	3,395	1,347

Note: On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting.
The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ELECTRONIC INC. thereafter.

EVERRICH ENERGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	3,200	USD	2,200	3,200	100.00	$273,699	$37,647	$37,647
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	235	USD	235	1,821	100.00	21,683	9,863	9,863

EVERRICH ENERGY INVESTMENT (HK) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH (SHAN DONG) ENERGY CO., LTD.	China	Solar engineering integrated design services	USD	3,100	USD	2,100	-	100.00	$271,200	$37,804	$37,804

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

SMART ENERGY ENTERPRISES LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SMART ENERGY SHANDONG CORPORATION	China	Solar engineering integrated design services	USD	200	USD	200	-	100.00	$20,325	$9,943	$9,943

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-	Note

Note : WAVETEK MICROELECTRONICS CORPORATION has not yet invested in WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY USA INC.	USA	Solar project		$354		$-	0	100.00	$39	$(315)	$(315)
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	45,647	5,980	2,990

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Tokyo, Japan	Investment holding	USD	2,778	USD	2,522	-	12.50	$57,721	$(55,462)	$(7,303)

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NEWENERGY HOLDING LIMITED	Samoa	Investment holding	USD	13,500	USD	13,500	13,500	100.00	$185,143	$(186,017)	$(186,017)
SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	1,855	EUR	8	-	100.00	67,947	(994)	(1,244)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0	-	-
ASEPOWER 1 S.R.L.	Italy	Photovoltaic power plant	EUR	814	EUR	7	-	75.00	-	-	-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-

NEWENERGY HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

FUTUREPOWER HOLDING LIMITED	Samoa	Investment holding	USD	-	USD	13,500	-	-	$-	$(35,302)	$(35,302)	Note

Note : All shares of FUTUREPOWER HOLDING LIMITED held by NEWENERGY HOLDING LIMITED have been sold as of December 31, 2012.

UMC INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC (BEIJING) LIMITED	China	Marketing support activities	USD	500	USD	-	-	100.00	$14,572	$20	$20

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2012			Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2012		Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of December 31, 2012	Accumulated Inward Remittance of Earnings as of December 31, 2012

							Outflow		Inflow
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Computer software development	(USD	$43,470 1,500)	(ii)	(USD	$30,632 1,057)		$-	$-	(USD	$30,632 1,057)	(Note 5)	(ii)	(Note 3、ii)	$-
TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD. (Note 4)	Computer and peripheral equipment leasing	(USD	231,840 8,000)	(ii)	(USD	168,519 5,815)		-	-	(USD	168,519 5,815)	(Note 5)	(ii)	(Note 3、ii)	-
CHU DONG MULTIMEDIA SOFTWARE (SHANGHAI) CO., LTD.	Multimedia technology development	(USD	2,898 100)	(ii)	(USD	11,012 380)		-	-	(USD	11,012 380)	(Note 5)	(ii)	(Note 3、ii)	-
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD.	Multimedia technology development	(USD	347,760 12,000)	(ii)	(USD	65,756 2,269)		-	-	(USD	65,756 2,269)	(Note 5)	(ii)	(Note 3、ii)	-
RE BO CULTURE BROADCASTING LTD. (BEIJING)	TV program producing、Advertisement、Added value service	(USD	289,800 10,000)	(ii)	(USD	1,768 61)		-	-	(USD	1,768 61)	(Note 6)	(iii)	(Note 3、iii)	-
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.	Commercial consult of TV shopping、Business market plans and business management consult, etc.	(USD	144,900 5,000)	(ii)	(USD	1,217 42)		-	-	(USD	1,217 42)	(Note 7)	(iii)	(Note 3、iii)	-
KU6 (BEIJING) TECHNOLOGY CO., LTD.	Computer software and Computer system integrate, and data processing, etc.	(USD	281,106 9,700)	(ii)		-		-	-		-	(Note 8)	-	-	-
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	23,184 800)	(i)	(USD	23,184 800)		-	-	(USD	23,184 800)	100.00%	(12,635) (v)	12,547	-
MYMYTI NETWORK TECHNOLOGY CO., LTD.	Computer system services、Commercial consult, etc.	(RMB	113,475 24,863)	(ii)	(USD	13,650 471)		-	-	(USD	13,650 471)	(Note 9)	(iii)	(Note 3、iii)	-
SHANGHAI NEW KNOWLEDGE TRADING LTD.	Online Education Advisory services, etc.	(RMB	4,564 1,000)	(ii)	(USD	261 9)		-	-	(USD	261 9)	(Note 10)	(iii)	-	-
YANGZHOU SOLID STATE LIGHTING CO., LTD.	Design and sale of LED	(USD	20,866 720)	(ii)	(USD	8,520 294)		-	-	(USD	8,520 294)	(Note 11)	(iii)	(Note 3、iii)	-
BEIJING TONGFANG E-COMMERCE CO., LTD.	E-Commerce Investment Advisory, etc.	(RMB	616,140 135,000)	(ii)	(USD	43,789 1,511)		-	-	(USD	43,789 1,511)	(Note 12)	-	-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,369,200 300,000)	(iii)	(USD	645,964 22,290)		-	-	(USD	645,964 22,290)	50.00%	(24,284) (iv)	688,008	-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain Solar power plant	(RMB	1,232,280 270,000)	(iii)		-		(Note 13)	-		-	-	-	-	-
BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI)	Cosmetics import and export, wholesale, and retail	(USD	57,960 2,000)	(ii)	(USD	4,057 140)	(USD	3,362 116)	-	(USD	7,419 256)	(Note 14)	-	(Note 3、iii)	-

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2012		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2012		Percentage of Ownership	Investment income (loss) recognized (Note 3)		Carrying Value as of December 31, 2012		Accumulated Inward Remittance of Earnings as of December 31, 2012

							Outflow		Inflow
XUEREN NETWORK (SHENZHEN) CO., LTD.	Engaged in the network hardware and software's technological development	(USD	$1,102,950 38,059)	(ii)	(USD	$86,940 3,000)	(USD	$28,980 1,000)	$-	(USD	$115,920 4,000)	(Note 15)		$-		$-	$-
JOBMET LTD.	Online Job searching and maching	(USD	11,592 400)	(ii)	(USD	261 9)		-	-	(USD	261 9)	(Note 16)		-		-	-
SHANGHAI WINKING ENTERTAINMENT LTD.	Development, design, and production of computer software, sale of products, and provide after-sales service and technical advice	(USD	231,840 8,000)	(ii)	(USD	39,616 1,367)		-	-	(USD	39,616 1,367)	(Note 17)		-		-	-
NANJING WINKING ENTERTAINMENT LTD.	Development, design, and production of computer software, sale of products, and provide after-sales service and technical advice	(USD	59,409 2,050)	(ii)	(USD	18,344 633)		-	-	(USD	18,344 633)	(Note 17)		-		-	-
YOUJIA (SHANGHAI) NETWORK TECHNOLOGY COMPANY LTD.	Development of network technology and computer software	(USD	86,940 3,000)	(ii)		-	(USD	43,470 1,500)	-	(USD	43,470 1,500)	(Note 18)		-		-	-
RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.	Manufacturing and selling electronic components	(USD	4,491,871 154,999)	(ii)		-		46,080	-		46,080	(Note 19)		-		-	-
RI-PRO PRECISION MODEL(SHANGHAI)CO.,LTD.	Manufacturing and selling electronic components	(USD	86,940 3,000)	(ii)		-		646	-		646	(Note 19)		-		-	-
SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.	Manufacturing and selling electronic components	(USD	289,800 10,000)	(ii)		-		1,850	-		1,850	(Note 19)		-		-	-
RI MING (SHANGHAI) CO., LTD.	Manufacturing and selling electronic components	(USD	811,440 28,000)	(ii)		-		5,110	-		5,110	(Note 19)		-		-	-
AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD.	Manufacturing and selling electronic components	(USD	1,564,920 54,000)	(ii)		-		6,314	-		6,314	(Note 19)		-		-	-
BEIJING ADWO TECHNOLOGY LTD.	In-app mobile Advertising	(USD	69,552 2,400)	(ii)		-	(USD	43,470 1,500)	-	(USD	43,470 1,500)	(Note 20)		-		-	-
NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT(SHANGHAI) CO., LTD.	Development of cool transfer printing technology, and manufacture and sale of cool transfer printing equipment and related consumable materials.	(USD	579,600 20,000)	(ii)		-	(USD	202,860 7,000)	-	(USD	202,860 7,000)	(Note 21)		-		-	-
IMO NETWORK TECHNOLOGY CO., LTD.	Development of Enterprise Instant Messaging platform	(USD	262,240 9,049)	(ii)		-		-	-		-	(Note 22)		-		-	-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	89,838 3,100)	(i)	(USD	60,858 2,100)	(USD	28,980 1,000)	-	(USD	89,838 3,100)	89.38%		34,186 (iv)		242,397	-
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers and chips	(USD	1,304,100 45,000)	(i)	(USD	434,700 15,000)	(USD	152,145 5,250)	-	(USD	586,845 20,250)	45.00%	(USD	(153,478) (5,296)) (iv)	(USD	381,174 13,153)	-
WAVETEK MICROELECTRONICS(SHANDONG) LIMITED	Compound semiconductor chips manufacturing		(Note 23)	(i)		-		-	-		-	-		-		-	-

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2012		Investment Flows			Accumulated Outflow of Investment from Taiwan as of December 31, 2012		Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of December 31, 2012		Accumulated Inward Remittance of Earnings as of December 31, 2012

							Outflow		Inflow
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	(USD	5,796 200)	(i)	(USD	5,796 200)		$-	$-	(USD	$5,796 200)	89.38%	$8,984 (iv)		$18,166	$9,274 (USD 320)
NEXPOWER (SHANDONG) ENERGY CO.,LTD	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	(USD	391,230 13,500)	(i)	(USD	391,230 13,500)		-	-	(USD	391,230 13,500)	57.33%	(20,235) (v)		192,547	-
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production	(RMB	$3,048,259 667,892)	(ii)	(USD	$579,600 20,000)		-	-	(USD	579,600 20,000)	21.93%	75,960 (i)	(USD	733,252 25,302)	-
PARADE TECHNOLOGIES (SHANGHAI) CO., LTD.	Integrated circuit design	(USD	37,674 1,300)	(ii)	(USD	5,564 192)		-	(Note 24)	(USD	5,564 192)	(Note 25)	(ii)		(Note 3、ii)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,012,400 380,000)	(ii)	(USD	2,247,138 77,541)	(USD	15,186 524)	-	(USD	2,262,324 78,065)	35.03% (Note 26)	830,475 (i)		3,465,537	-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	14,490 500)	(ii)		-	(USD	14,490 500)	-	(USD	14,490 500)	100.00% (Note 27)	20 (v)		14,572	-

Accumulated Investment in Mainland China as of December 31, 2012		Investment Amounts Authorized by Investment Commission, MOEA			Upper Limit on Investment

$5,481,319 (USD 187,071)			$12,682,141 (USD 437,617)			$121,469,884

Note 1 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 2 :	The methods for engaging in investment in Mainland China include the following:
(i) Investment in Mainland China companies through a company invested and established in a third region.
(ii) Investment in Mainland China companies through an existing company established in a third region.
(iii) Direct investment in Mainland China companies.
Note 3 :	The investment income (loss) were determined based on the following basis:
(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.

(ii) The equity in the earnings and carrying value are not available because the company's subsidiary's investment in the Mainland China was made indirectly through a cost method investee established in the third region.

(iii) The equity in the earnings and carrying value are not available because the investment in the Mainland China via investing in established in the third region by its investment of the company's subsidiary's investee under equity method.

(iv) The financial statements certificated by the CPA of the parent company in Taiwan.
(v) Others.
Note 4 :	TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD. changed its name to TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD., and it was approved by the competent authority.
Note 5 :	TLC CAPITAL CO., LTD. (TLC) indirectly invests in Mainland China via investing in CAPTIVATED ADVERTISING TV COMPANY LIMITED (CAPTIVATED) by its investee company,
TOUCH MEDIA INTERNATIONAL HOLDINGS (TOUCH MEDIA).
Due to TLC only holds preferred shares on TOUCH MEDIA, TLC does not have significant influence for the investments that CAPTIVATED made in Mainland China.
Note 6 :	TLC indirectly invests in Mainland China via investing in ZEBRA MEDIA INC. (CAYMAN) (ZEBRA) by its investee company, CTC CAPITAL PARTNERS I, L.P. (CAYMAN) (CTC).
Due to TLC indirectly invests in RE BO CULTURE BROADCASTING LTD. (BEIJING) (RE BO), TLC does not have significant influence on RE BO.
Note 7 :	TLC indirectly invests in U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD. (U-YOU) via investing in CTC.
Due to TLC indirectly invests in U-YOU, TLC does not have significant influence on U-YOU.
Note 8 :

KU6 HOLDING LTD. (KU6), an cost method investee of the company's subsidiary TLC, was merged into HURRAY! HOLDING CO., LTD. (HURRAY!) on Jan 18, 2010. After the merge, TLC's investment in KU6 was exchanged to HURRAY! ADSs.

And on August 17, 2010 HURRAY! HOLDING CO., LTD. has changed its name to KU6 MEDIA CO., LTD.(KU6 MEDIA).

For the investment in Mainland China made indirectly by TLC through KU6 MEDIA before the merge, TLC does not have the evidence whether KU6 MEDIA still has such investment in Mainland China after the merge.

Note 9 :	TLC indirectly invests in MYMYTI NETWORK TECHNOLOGY CO., LTD. (MYMYTI) via investing in CTC. Due to TLC indirectly invests in MYMYTI, TLC does not have significant influence on MYMYTI.
Note 10 :

TLC indirectly invests in SHANGHAI NEW KNOWLEDGE TRADING LTD. (NEW KNOWLEDGE) via investing in CTC. Due to TLC indirectly invests in NEW KNOWLEDGE, TLC does not have significant influence on NEW KNOWLEDGE.

Note 11 :	TLC indirectly invests in YANGZHOU SOLID STATE LIGHTING CO., LTD (YANGZHOU SOLID STATE) via investing in LIST EARN ENTERPRISE INC.. Due to TLC indirectly invests in YANGZHOU SOLID STATE, TLC does not have significant influence on YANGZHOU SOLID STATE.
Note 12 :

TLC indirectly invests in BEIJING TONGFANG E-COMMERCE CO., LTD. (BEIJING TONGFANG) via investing in CTC. Due to TLC indirectly invests in BEIJING TONGFANG, TLC does not have significant influence on BEIJING TONGFANG.

Note 13 :	TLC indirectly invest Mainland China company JINING SUNRICH SOLAR ENERGY CORP. amounted US$20,125 thousand through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG)
Note 14 :	TLC indirectly invests in BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI) (BEAUTY(SHANGHAI)) via investing in BEAUTY ESSENTIALS INTERNATIONAL LTD..
Due to TLC indirectly invests in BEAUTY(SHANGHAI), TLC does not have significant influence on BEAUTY(SHANGHAI).
Note 15 :	TLC indirectly invests in XUEREN NETWORK (SHENZHEN) CO., LTD. (XUEREN) via investing in YETI GROUP LTD..
Due to TLC indirectly invests in XUEREN, TLC does not have significant influence on XUEREN.
Note 16 :	TLC indirectly invests in JOBMET LTD. (JOBMET) via investing in CTC. Due to TLC indirectly invests in JOBMET, TLC does not have significant influence on JOBMET.
Note 17 :

TLC indirectly invests in SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD. via investing in WINKING ENTERTAINMENT LTD..Due to TLC indirectly invests in SHANGHAI WINKING ENTERTAINMENT LTD.

and NANJING WINKING ENTERTAINMENT LTD. TLC does not have significant influence on SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD..
Note 18 :	TLC indirectly invests in YOUJIA (SHANGHAI) NETWORK TECHNOLOGY COMPANY LTD.(YOUJIA (SHANGHAI)) via investing in YOUJIA GROUP LTD..
Due to TLC indirectly invests in YOUJIA (SHANGHAI), TLC does not have significant influence on YOUJIA (SHANGHAI) .

Note 19 :	TLC indirectly invests in RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.、RI-PRO PRECISION MODEL(SHANGHAI)CO.,LTD.、SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.、RI MING (SHANGHAI) CO., LTD.、
AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD. via investing in CASETEK HOLDINGS LIMITED(CAYMAN) have been made in the Investment Commission, MOEA and approved US$2,043 thousand.
Due to TLC indirectly invests in RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.、RI-PRO PRECISION MODEL(SHANGHAI)CO.,LTD.、SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.、RI MING (SHANGHAI) CO., LTD.、
AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD., TLC does not have significant influence on RI TENG COMPUTER ACCESSORY (SHANGHAI) CO., LTD.、RI-PRO PRECISION MODEL(SHANGHAI)CO.,LTD.、
SHENG-RUI ELECTRONIC TECHNOLOGY (SHANGHAI) LTD.、RI MING (SHANGHAI) CO., LTD.、AVY PRECISION ELECTROPLATING (SUZHOU) CO., LTD..
Note 20 :

TLC indirectly invests in BEIJING ADWO TECHNOLOGY LTD. via investing in ADWO MEDIA HOLDING LIMITED(CAYMAN).Due to TLC indirectly invests in BEIJING ADWO TECHNOLOGY LTD., TLC does not have significant influence on BEIJING ADWO

TECHNOLOGY LTD..
Note 21 :

TLC indirectly invests in NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT(SHANGHAI) CO., LTD. via investing in COOLTRANS INTERNATIONAL INC. Due to TLC indirectly invests in NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT(SHANGHAI)

CO., LTD., TLC does not have significant influence on NEWTECH TEXTILE TECHNOLOGY DEVELOPMENT(SHANGHAI) CO., LTD..
Note 22 :

IMO NETWORK TECHNOLOGY CO., LTD. have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of December 31, 2012, the amount of investment US$3,000 thousand has not yet been remitted.

Note 23 :	The investment Commission, MOEA, has approved US$9,000 thousand to invest in WAVETEK MICROELECTRONICS (SHANDONG) LIMITED. However, the company has not yet been established, the amount of investment has not yet been remitted as of December 31, 2012.
Note 24:

The Company filed an application with the Investment Commission of the Ministry of Economic Affairs in accordance with Ref. No. Jing-Shen-Er-Zi-10100334030 and 10100540560, in which UMC CAPITAL CORPORATION has disposed 1,889,000 shares of PARADE TECHNOLOGIES (SHANGHAI) CO., LTD.. According to the requirement of relevant regulations and Investment Commission, MOEA, the amount of disposal can only be deducted from the investment quota after the cash is received from disposal and transferred back from Mainland China.
Note 25:	UMC indirectly invests in Mainland China via investing in UMC CAPITAL CORP. by its investee company, PARADE TECHNOLOGIES, LTD. (CAYMAN) (PARADE(CAYMAN)).
Due to UMC CAPITAL CORP. only holds preferred shares on (PARADE(CAYMAN)), UMC does not have significant influence for the investments that (PARADE(CAYMAN)) made in Mainland China.
Note 26:	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$217,572 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock and US$157,024 thousand has not been remitted as of December 31, 2012.
Note 27 :	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of December 31, 2012, the amount of investment US$2,500 thousand has not yet been remitted.